Data Transmission Network Corporation (DTN(r)), an electronic information and communications services company headquartered in Omaha, Nebraska, is a leader in the delivery of time-sensitive information (NEWS...NOT HISTORY(r)). DTN is committed to providing comprehensive, timely and affordably priced information to our customers. DTN's services are tailored to meet subscribers' needs and are valuable tools in managing business and personal affairs.

     The Company began operations in 1984, went public in January 1987, and continues to evolve into a full-service information provider and communications network. DTN primarily distributes information via small dish Ku-band satellite and the Internet. Other distribution systems include FM radio side band channels, TV cable, direct leased line circuits, wireless pagers, Fax and e-mail. Subscribers receiving information via satellite utilize a DTN receiver capturing information around the clock and converting it to text, graphics and audio.

     Prior to 1992, DTN supported only a monochrome receiver system capable of receiving and displaying information. In 1992, the Company introduced the Advanced Communications EngineSM (ACE) receiver that expanded the information and communication services provided by the Company. DTN receivers contain multiple processors for capturing, manipulating and displaying high-resolution color video pictures, graphics and text. In addition, these processors provide the ability to play audio clips and to utilize a phone modem. The ACE receiver is equipped with an internal hard drive allowing processed information to be stored, archived and then displayed by using the built-in control panel, a keyboard or a mouse.

     In 1995, DTN began offering services on the Internet and is currently pursuing e-commerce initiatives in the agricultural, weather, financial and energy industries. The Internet has become a significant part of the Company's growth strategy for the future.

     DTN's services reach subscribers in the U.S. and Canada. The Company receives the majority of its revenues from the agricultural, weather, financial and energy industries. These industries and the services offered are profiled on pages 10-13 of this report.

     DTN's strategy is to focus on growing the business organically, through acquisitions and by pursuing opportunities to provide services to niche markets within other industries. Led by customer suggestions and demands, Data Transmission Network Corporation has engineered growth and evolution from what we were - the first low-cost, electronically delivered agricultural commodities information service, to what we are today - a multi-faceted information provider, utilizing a full range of technological communication systems to deliver the most valuable of commodities, timely information.

2       Financial Highlights

3       Five Years in Review

4       To Our Shareholders

8       Our Business

10      Our Services

14      Agricultural Services

18      Weather Services

24      Financial Services

28      Energy Services

30      Other Services

32      Selected Historical Consolidated Financial Data

33      Management's Discussion and Analysis

43 Management's Responsibility for Financial Statements and Independent Auditor's Report

44      Consolidated Financial Statements

48      Notes to Consolidated Financial Statements

57      Quarterly Data and Trading Information

58      Board of Directors and Corporate Officers

                                       1

Financial Highlights

                                                                                       Percent
                                                       1999             1998            Change
Operating Results (year ended)
 Revenues                                         $ 166,508,602      $ 148,986,346        12 %
 Operating cash flow1                                57,883,986         53,013,798         9 %
 Cash provided by operating activities2              51,173,936         42,415,869        21 %
 Net loss3                                           (3,706,691)        (3,742,759)        1 %
 Diluted loss per share3                          $        (.32)     $        (.33)        3 %
Balance Sheet Data (at year end)
 Total assets                                     $ 184,003,178      $ 197,185,082        (7)%
 Long-term debt (including current portion)         103,119,999        122,248,540       (16)%
 Shareholders' equity                                37,496,920         32,149,886        17 %
 Book value per share                             $        3.13      $        2.79        12 %
Other Operating Data (year ended)
 Total subscribers                                      166,900            159,300         5 %
 Annualized subscriber retention rate                    81.3 %             80.6 %         1 %
 Net development costs4                           $   7,274,692      $   6,533,965        11 %
 Operating cash flow from core services5          $  65,111,052      $  59,434,670        10 %
 Property and Equipment capital expenditures      $  23,199,839      $  29,145,219       (20)%
 Free cash flow6                                  $  25,863,671      $  15,418,911        68 %
 Debt leverage ratio7                                       1.8                2.3       (22)%
As a Percent of Revenue (year ended)
 Operating cash flow1                                    34.8 %             35.6 %
 Cash provided by operating activities2                  30.7 %             28.5 %
 Operating cash flow from core services5                 39.4 %             40.8 %
 Free cash flow6                                         15.5 %             10.3 %
 Depreciation and amortization                           32.3 %             32.8 %
 Interest expense                                         5.3 %              5.7 %

[FN]

1 Operating cash flow (EBITDA) defined as operating income before depreciation and amortization expense. Excluding the $.7 million non-recurring severance costs and $4.1 million loss on the sale of radar operations in 1999 and the $5.8 million non-recurring satellite costs in 1998, operating cash flow for 1999 would have been $62.7 million compared to $58.8 million for the same period of 1998. As a percent of revenue, operating cash flow would have been 37.7% and 39.5% for 1999 and 1998, respectively.

2 Excluding the $.7 million non-recurring severance costs and $4.1 million loss on the sale of radar operations in 1999 and the $5.8 million non-recurring satellite costs in 1998, cash provided by operating activities would have been $56.0 million in 1999 compared to $48.2 million for the same period of 1998. As a percent of revenue, cash provided by operating activities would have been 33.6% and 32.4% for 1999 and 1998, respectively.

3 Excluding the non-recurring costs of $.7 million related to severance costs ($.5 million net of tax) and the $4.1 million loss on sale of radar operations ($2.6 million net of tax) in 1999 and the $5.8 million of satellite costs ($3.7 million net of tax) and before the $1.7 million debt extinguishment costs ($1.1 million net of tax) in 1998, the net loss for the 1999 would have been $.6 million or ($.05) per share on a dilutive basis compared to net income of $1.0 million or $.09 per share on a diluted basis for the same period of 1998.

4    Net Development Costs defined as the sum of 1) market research  activities,
     2) hardware and software development and 3) the negative operating cash flow (prior to corporate allocations plus interest) for the development of new services.

5 Core services are services no longer in the initial development process. Operating cash flow from core services as a percent of revenue is calculated on core services revenue. Excluding the $.7 million non-recurring severance costs and $4.1 million on loss of sale of radar operations in 1999 and $5.8 million non-recurring satellite costs in 1998, operating cash flow from core services would have been $70.0 million for 1999 compared to $65.2 million for the same period in 1998. As a percent of revenue, operating cash flow from core services would have been 42.4% and 44.7% for 1999 and 1998, respectively.

6 Free cash flow defined as operating cash flow (EBITDA) less property and equipment capital expenditures and interest expense. Excluding the $.7 million non-recurring severance costs and $4.1 million loss on sale of radar operations in 1999 and the $5.8 million non-recurring satellite costs in 1998, free cash flow would have been $30.7 million for 1999 compared to the $21.2 million for the same period of 1998. As a percent of revenue, free cash flow would have been 18.4% and 14.2% for 1999 and 1998, respectively.

7 Debt leverage ratio defined as total long-term debt (including current portion) divided by last twelve months operating cash flow. Excluding the $.7 million non-recurring severance costs and $4.1 million loss on sale of radar operations in 1999 and the $5.8 million non-recurring satellite costs in 1998, the debt leverage ratio would have been 1.7 and 2.1 for 1999 and 1998, respectively.

                                       2

Five Years in Review


                              FIVE YEARS IN REVIEW
--------------------------------------------------------------------------------
GRAPHS IN TABULAR FORM:

                          1995      1996      1997      1998      1999
                          ----      ----      ----      ----      ----

  Revenues
($ millions)              62.3      98.4      126.4     149.0     166.5


                          1995      1996      1997      1998      1999
                          ----      ----      ----      ----      ----
Operating Cash Flow
    ($ millions)          23.2      40.4      54.7      58.8*     62.7*
                                                        53.0      57.9



                          1995      1996      1997      1998      1999
                          ----      ----      ----      ----      ----
Operating Cash Flow
(percent of revenue)       37%       41%       43%       40%*      38%*
                                                         36%       35%*


                          1995      1996      1997      1998      1999
                          ----      ----      ----      ----      ----
Net Development Costs
    ($ millions)           3.7       5.3       5.2       6.5       7.3


                          1995      1996      1997      1998      1999
                          ----      ----      ----      ----      ----
Subscribers At Year End
      (thousands)         95.9      145.9     158.8     159.3     166.9


                          1995      1996      1997      1998      1999
                          ----      ----      ----      ----      ----
Subscriber Retention Rate
       (percent)          91.0      89.3      88.1      80.6      81.3


                          1995      1996      1997      1998      1999
                          ----      ----      ----      ----      ----
Annual Revenue
Per Subscriber
($ based on average
 subscribers)             700       775       830       937       1,021



                          1995      1996      1997      1998      1999
                          ----      ----      ----      ----      ----
Annual Operating Cash
Flow Per Subscriber
($ based on average
 subscribers)             260       318       359       370*      384*
                                                        333       355


*Pro-forma results before $5.8 million non-recurring satellite costs in 1998 and $.7 million non-recurring severance costs and $4.1 million loss on sale of radar operations in 1999.

                                       3

(Picture of the Executive Team)

     DTN Corporate Executive Team (l-r): Greg T. Sloma, President and Chief Operating Officer; Brian L. Larson, Senior Vice President, Chief Financial Officer and Secretary; Joseph A. Urzendowski, Vice President of Operations

     "There have never been more exciting opportunities for our four divisions to capture revenue in e-commerce and other growth areas." - Greg T. Sloma

To Our Shareholders

     As you may have read or heard, on March 3, 2000, the Company entered into a definitive agreement with Veronis, Suhler & Associates Communications Partners III, L.P. (VS&A III) whereby VS&A III will make a tender offer to all of the Company's shareholders at a price of $29.00 per share. The Tender offer is subject to the tender of at least 90% of the Company's outstanding shares as of March 1, 2000. If less than 90% of the outstanding shares are tendered, the Company will merge with an affiliate of VS&A III at the same per share price. Holders of over 50.1 percent of the Company's outstanding shares have agreed to accept the tender offer and vote to approve the merger. Closing of the transaction is subject to government and shareholder approvals and other customary conditions, and is expected to occur during the second quarter of 2000. With that said, I will now discuss what the Company accomplished during 1999, both financially and operationally, while the "Shareholder Value Enhancement" process was proceeding.

     In keeping with my previous three quarterly reports in 1999, I plan to discuss subscribers and revenues, operating cash flow (EBITDA), operating income, other income and expenses, net income, free cash flow and our debt leverage ratio. In addition, I will review our operations including new services we offered in 1999 and acquisitions. The last topic will be the process on enhancing shareholder value.

SUBSCRIBERS AND REVENUES
Total subscribers increased 5% to 166,900 at December 31, 1999 compared to 159,300 at December 31, 1998.

Total Internet subscribers were 19,000 at December 31, 1999 compared to 4,700 at December 31, 1998.

Total revenues for 1999 increased 12% to $166.5 million compared to $149.0 million for 1998.

Total subscription revenues per subscriber per month for 1999 was $68 compared to $62 for 1998.

Subscription revenue per subscriber per month for all new subscription sales for 1999 was $74.

                                       4

OPERATING CASH FLOW
Operating cash flow (EBITDA) for 1999 increased 9% to $57.9 million compared to $53.0 million for 1998.

Excluding non-recurring costs and the loss on sale of radar operations, operating cash flow for 1999 would have increased 7% to $62.7 million compared to $58.8 million for the same period of 1998.

Operating cash flow margin (EBITDA margin) for 1999 was 35% compared to 36% for 1998.

Excluding non-recurring costs and the loss on sale of radar operations, operating cash flow margins for 1999 would have been 38% compared to 40% for 1998.

Excluding non-recurring costs, the loss on sale of radar operations and Kavouras operating results, operating cash flow margins for 1999 and 1998 would have been 43%.

OPERATING INCOME
Operating income (EBIT) for 1999 and 1998 was $4.2 million.

Excluding non-recurring costs and the sale of radar operations, operating income for 1999 would have been $9.0 million compared to $10.0 million for 1998.

Operating income excluding non-recurring costs, the sale of radar operations and amortization expense from acquisitions increased 18% to $21.7 million for 1999 compared to $18.4 million for 1998.

NET INCOME

The net loss for 1999 was ($3.7) million or ($.32) per share on a diluted basis, compared to a net loss of ($3.7) million or ($.33) per share on a diluted basis for 1998.

Excluding the non-recurring costs related to severance and the satellite outage, the loss on the sale of radar operations and the one-time debt extinguishment charge, the net loss for 1999 would have been ($.6) million or ($.05) per share on a diluted basis compared to net income of $1.0 million or $.09 per share on a diluted basis for 1998.

FREE CASH FLOW

Free cash flow (defined as operating cash flow (EBITDA) less property and equipment capital expenditures and interest expense) for 1999 increased 68% to $25.9 million compared to $15.4 million for 1998.

Property and equipment capital expenditures for 1999 were down 20% to $23.2 million compared to $29.1 million for 1998.

Included in 1999 and 1998 were $8.6 million and $3.1 million, respectively, of one-time expenditures for satellite equipment and new product initiatives. Excluding non-recurring costs, the sale on radar operations and one-time property and equipment capital expenditures, free cash flow for 1999 would have increased 62% to $39.3 million compared to $24.3 for 1998.

DEBT LEVERAGE RATIO
The Company's debt leverage ratio is defined as total long-term debt (including current portion) divided by the last twelve months operating cash flow (EBITDA).

The Company's debt leverage ratio was 1.8 for the twelve month period ended December 31, 1999 compared to 2.3 for the twelve month period ended December 31, 1998.

OPERATIONS REVIEW
     During 1999, we focused our energies and resources on our core businesses of Agriculture, Weather, Financial Services and Energy. The agriculture economy remained weak due to low commodities and livestock prices. We continued to integrate the Kavouras weather business into our business and began offering services for the middle markets and the Internet. Our Energy business continued to grow through increased communication (messaging) revenues. The Financial Services business focused on providing Internet services to the individual investor markets and began offering subscribers the ability to trade equities using our services.

     We continued to focus on growing revenues, operating cash flow and free cash flow. Our efforts produced positive results as the summaries demonstrate. Subscription, additional services and communications revenues all set records and this growth produced excellent operating cash flow and free cash flow (as defined by the Company). Our total revenues were up 12% for the year and we made substantial progress with our Internet services. Total revenues from Internet subscribers for 1999 grew 500% to $8.3 million compared to $1.4 million for 1998.

     Operating cash flow continued to grow and led to impressive growth in Free Cash Flow. We have defined free cash flow as Operating Cash Flow (EBITDA) less property and equipment capital expenditures and interest expense. Free cash flow grew 68% to $25.9 million in 1999, compared to $15.4 for 1998. More importantly, free cash flow, excluding non-recurring costs, the sale of radar operations and one-time property and equipment capital expenditures was an impressive $39.3 million for the current year. Operating cash flow margins, excluding non-recurring costs, the sale of radar operations and our Kavouras operations continued to be very strong at 43%. On a final note, our core services operating cash flow margins, excluding Kavouras operating results, non-recurring costs and the loss on sale of radar operations, remained strong at 48% for both 1999 and 1998. This demonstrates that we have grown our businesses efficiently.

     Operating income and net income, excluding non-recurring costs and the sale of radar operations were down due to higher amortization from acquisition activities. However, cash earnings (operating income before amortization expense related to acquisitions) excluding non-recurring costs and the sale of radar operations, increased 18% for 1999 over 1998. Our balance sheet remains

                                       5
conservative with a debt leverage ratio of 1.8. This ratio indicates operating cash flow could repay our bank debt in less than 2 years.

     We introduced several new services and a strategic alliance during 1999. The following is a brief description of these services and the alliance.

DTN Tradelink - An Internet based service for the produce, floral, meat and other fresh related grocery products. This service is an electronic data interchange (EDI) system that will link buyers and suppliers in these markets. This product will be released in stages to the markets.

StormSentry PC - A new weather information service designed to provide real-time, single-site NEXRAD access on a PC. This product is the ultimate in storm tracking technology and software that identifies dangerous weather cells, analyzes characteristics, locations, speeds, directions, and estimated times of arrival.

DTN Pro Shop - A weather information service designed to provide instant access to weather, golf and sports information in golf course pro shops. This service contains weather information needed to operate a golf course in the safest and most profitable way.

WX.COM (www.WX.com) - WX.COM provides viewers with a dynamic and interactive experience including the ability to easily overlay full-motion weather maps with state and county lines, highways and other familiar landmarks to track weather patterns. WX.COM is an Internet service featuring TV quality, 3-D graphics and weather information including interactive weather, radar, storm tracking, current conditions, weather warnings and much more.

Preferred Interactive - An alliance was formed with DTN and Preferred Interactive Inc. to provide one of the fastest, most efficient and comprehensive Internet stock trading and information services available for individual investors and active traders. DTN.IQ customers (www.DTNIQ.com) receive fully integrated access to Preferred Trade, a real-time low-cost, windows-based online trade order entry and execution system for investors and traders.

Cyber Corp - An alliance was formed with DTN and Cyber Corp to deliver electronic trading using CyberXchange. CyberXchange searches all possible market makers and all major electronic communications networks (ECNs), scanning their bids and asks, before forwarding the order to the trader with the best price at that moment. CyBerCorp's trade execution technology offers direct access connections to six ECNs, an unprecedented number.

DTN FinWin - A free page of market news,  quotes and other financial content
for  web  sites  (www.finwin.com).   DTN  will  generate  revenue  from  selling
advertising  space on these  pages.

     Our management team is focused on making acquisitions that fit into our operating strategies. The following is a list of our accomplishments for 1999.

Waterman Associates - In January, DTN acquired Waterman Associates, a business engaged in creating, assembling, marketing and distributing information in the natural gas and electric energy industries. This information is made available to DTN subscribers as part of the DTN Natural Gas and Electric services. DTN acquired Waterman Associates for $350,000 cash.

Paragon Software, Inc. - In March, DTN completed the acquisition of Paragon Software, Inc. (PSI) for $3,800,000 cash. PSI has approximately 4,000 subscribers receiving real-time streaming (continuously updating) quotes to investors. PSI provides Internet subscribers with an affordable and flexible real-time quotes system that includes such features as scrolling ticker tape, historical and intra-day charts and portfolio analysis under the name InterQuote (www.interquote.com).

SmartServ Online, Inc. - In January, we announced a Letter of Intent whereby DTN would merge with SmartServ Online, Inc. (SSOL).

     As you may recall in April 1998, DTN received the exclusive rights to market the Internet based financial services information products of SmartServ Online and the Internet information distribution technology. These services include: DTN.IQ, a real-time tick-by-tick stock quote and news service, and TradeNet and BrokerNet, real-time trading and account information products for the brokerage industry. Through this alliance, DTN received the following: i) a proven Internet real-time quote and news service providing convenience and advanced features for the user; (ii) an electronic trading and back-office system designed for the small and mid-sized brokerage firm; (iii) access to a talented development team to support and enhance the new products and (iv) SmartServ Online subscribers.

     After further review by both companies, we decided to extend our current arrangement with SSOL instead of purchasing the company. Under the new terms DTN paid $5,458,000 to SSOL for an exclusive perpetual, worldwide license, to ensure a strong, long-term business alliance. SSOL provides online programming for

                                       6
future  enhancements  to products  and  services  as well as server  support for
Internet products. DTN provides marketing, sales, customer service and administration support. Both DTN and SSOL believe the new exclusive license agreement best serves the long-term goals of the companies. The new agreement solidifies the business relationship, started in April 1998, which launched DTN.IQ (www.DTNIQ.com), our very successful real-time streaming quotes, news and information service.

FlightBrief - In November, DTN acquired the assets of FlightBrief Online Service, Inc., an Internet weather service for the aviation industry. This
purchase  included  two  web  sites,   www.weatherconcepts.com   which  provides
real-time weather graphics to aviation, marine, farming and construction subscribers and www.flightbrief.com which provides real-time graphics and interactive flight planning, weather briefings, airport databases and other resources for aviation subscribers. The target market is 600,000 aircraft owners and pilots in the United States. We paid approximately $370,000 for the services and 3,300 subscribers.

     In addition to making strategic acquisitions and acquiring the SmartServ license we also made an investment in a new company. In December, DTN and Photon Research Associates, Inc. (PRA) formed the joint venture company, EarthScan Network, Inc. (EarthScan). EarthScan delivers the most sophisticated satellite images available to farmers and suppliers through the Internet (www.EarthScan.com). DTN committed to a $3.0 million investment in EarthScan.

     During December we divested ourselves of the radar operations of our Kavouras, Inc. subsidiary. In 1998 we acquired Kavouras, Inc. which included the manufacture and sale of weather radar equipment. In December of 1999, we sold these radar operations to Radtec Engineering, Inc. of Colorado for $1.3 million. We recorded a loss of $4.1 million for the sale of assets, severance and other operation closing costs. The sale of these operations allows the Kavouras team to focus on providing the industry with the most advanced weather display and data services available.

     We continue to explore growth opportunities and look for possible acquisition targets. We are pursuing e-commerce and other initiatives in our four main businesses. These initiatives come in all shapes and sizes. We will pursue vigorously those opportunities with the best "fit" and future potential.

    At this time, I would like to thank DTN employees and their families for their commitment and hard work during 1999. In addition, a thank you is in order to customers, shareholders, financiers and suppliers for their continued support.

                                            Very sincerely yours,



                                            Greg T. Sloma
                                            President and COO


The Company continually identifies leading edge technologies to best serve its diverse group of customers.

(Photograph)

From left to right: James L. Marquiss, Senior Vice President and Director of Business Research and Product Development; Scott A. Fleck, Vice President and Director of Engineering; Raymond E. Johnson, Director of Broadcast Operations; Kurt Sowers, Broadcast Operations Manager.

                                       7

Our Business

Business Review

     Data Transmission Network Corporation (DTN, the Company) began operations in April 1984 and continues to provide comprehensive, time-sensitive information and communication services primarily for the agricultural, weather, financial and energy industries. DTN grew to 166,900 subscribers throughout the U.S. and Canada at the end of 1999. A review of these industries and services with the year's highlights are discussed in this report.

     The Company's subscription services are targeted at niche business markets and designed to be timely, simple to use and convenient. The Company's distribution technology provides an efficient means of sending data and information from point to multi-point. The development and enhancement of cost-effective distribution methods including the Internet and satellite delivery, plus a total commitment to customer service and information quality has enabled the Company to become a major player in the communications industry.

     The Company continues to take advantage of engineering and software advancements for developing and improving distribution in an exciting and growing industry. In 1999, DTN made great strides in the area of e-commerce which will also be discussed in detail in this report.

Information Distribution Technologies

     DTN supports several information distribution technologies allowing the distribution, reception and display of information. The primary technologies used are small dish Ku-band satellite (Ku) and the Internet. Other technologies used are Cable TV (VBI), e-mail, FAX, direct leased line circuits and wireless technology.

     The Company provides the equipment necessary for subscribers to receive certain services using Ku, FM or VBI technologies. This equipment includes a DTN receiver, a video monitor, FM antenna or a small 30" Ku-band satellite dish. A keyboard, mouse and printer may be provided depending on the service. DTN is responsible for the normal maintenance and repair of subscriber equipment. DTN Internet subscribers use their own personal or business computers to receive information and e-commerce services. In 1992, the Company introduced the Advanced Communications Engine (ACE) receiver, a color graphics receiver system. This system expanded the Company's ability to provide information and communication services using satellite technology.

     The ACE receiver contains multiple processors. One is dedicated to data communications and storage. The second processor is for manipulating data, interacting with the user and displaying high-resolution color pictures, graphics and text. A third processor enables the unit to play audio clips for weather forecasts, voice advertisements or audio alarms set for when a futures contract or stock price reaches a pre-set price. In addition, this processor can send and retrieve information by using an internal modem connected to a phone line. Additional processors may be present, as necessary, based on the method of information distribution technology used, such as satellite, VBI, etc.

     The ACE receiver can also download information to a printer or computer. This receiver is equipped with an internal hard drive allowing processed information to be stored, archived and displayed. The receiver's built-in control panel, keyboard or mouse allows subscribers to conveniently view this information.

     One of the unique aspects of the Company's information distribution technology is the computer software developed by the Company for use with the broadcast system that feeds data to the ACE receivers. This software manages information from a wide array of input sources, runs routines, sets priorities and then initiates transmission to the satellite. The software provides the capability to individually address each receiver unit placed with a subscriber. This permits the Company to transmit specific information to a specific subscriber or group of subscribers.

     DTN began offering services via the Internet in 1995 and now provides Internet services for the four main divisions - agriculture, weather, financial and energy. In 1998, the Company expanded its Internet initiatives into the e-commerce arena, adding online trading capabilities to real-time Internet financial service products. In 1999, the Company began new initiatives within

Timeline of History of DTN Services & Distribution Technology Advancements

History of DTN Services         Year            Distribution of Technology Advancements         Year

Agricultural Services Began     1984            FM Radio Side Band                              1984
DTN Goes Public (NASDAQ:DTLN)   1987            Ku-Band Satellite                               1989
Financial Services Began        1989            ACE Color Receiver Fax                          1992
Energy Services Began           1991            Cable TV (VBI)                                  1994
Weather Services Began          1995            Internet Services Began                         1995
                                                Direct Leased Lines Wireless                    1998
                                                E-Commerce Services                             1998
                                                Online Stock Trading                            1999
                                                Free Interactive Web Sites                      1999


                                       8
the cash grain and livestock commodities and futures business as well as for perishable products such as meat, produce and floral. The Company also announced its interactive, advertising based weather site (WX.COM) in 1999. These and more will be discussed later in this report.

     In 1998, the Company began delivering services to customers via direct leased line circuits. This gives customers in major metropolitan areas the ability to receive the Company's information where options, such as satellite dishes, are impractical. In many instances, this technology provides a redundant delivery method to insure maximum availability of the Company's information.

     The following is a summary of subscribers by information distribution technology at December 31, 1999.



Information Distribution Technologies         Subscribers

Ku-Band Satellite                               142,600
Internet                                         19,000
Leased Lines                                      1,600
VBI                                                 800
FM Radio Side Band                                2,900
                                                -------
Total                                           166,900


     The Company has approximately 15,000 customers receiving information using Fax technology. The e-mail business is primarily a subscriber (an e-mail source) communicating specific messages to a group of subscribers. There are over 1,200 e-mail sources delivering over 35,000 pages of information to subscribers daily.

Service and Equipment Revenue

     The Company's revenue is derived primarily from six categories: (1) monthly, quarterly or annual subscriptions, (2) equipment sales (3) additional (optional) services, (4) communication services, (5) advertising and (6) service initiation fees. The percentage of total revenue for each category over the last three fiscal years was:

                                                       1999     1998     1997

Subscriptions                                           80 %     80 %     80 %
Equipment Sales                                          4 %      3 %      -
Additional Services                                      5 %      5 %      5 %
Communication Services                                   8 %      7 %      8 %
Advertising                                              2 %      3 %      3 %
Service initiation fees                                  1 %      2 %      4 %


[FN]

(1) Subscription revenue is generated from monthly, quarterly or annual fees for one of the Company's services. The Company offers a discount to subscribers who pre-pay their subscription annually. A more detailed review of each service is found later in this report.

(2) A unit of DTN Kavouras Weather Services generated equipment sales of weather systems, workstations and weather radar systems as well as the manufacturing of small and large Doppler radar systems. The Company announced the sale of their radar business to Radtec Engineering, Inc. in December 1999.

(3) Additional services are offered to subscribers on an "a la carte" basis, similar to premium channels on cable TV. A third party provides information for these services with DTN receiving a share of the subscription revenue paid by the subscriber. Additional services revenue continues to grow in total dollars at a rate commensurate with the overall growth of the Company due, in part, to new technological innovations using the Internet.

(4) The Company sells communication services allowing companies to cost-effectively communicate a large amount of timely information to their customers or field offices. This category includes revenue generated from FAX and e-mail services. Communications revenue continued to grow in total dollars and management believes this area offers opportunities for future growth.

(5) Advertising space is sold and interspersed among the pages of news and information, similar to a newspaper or magazine. The advantage of an electronic advertisement over typical print media is the ability to change or replace the advertising message quickly and as frequently as market conditions dictate. Advertising revenue was down slightly due primarily to the weak ag economy. This was somewhat offset due to subscriber and subscription revenue growth as well as the addition of new services with available advertising space.

(6) Service initiation fees are one-time charges for new subscriptions depending on the service and the information distribution technology. DTN also charges an initiation fee for those subscribers who convert to another service (i.e., from a monochrome FM to a Ku color service).

                                       9

Our Services

The Agriculture Industry

DTN AgDaily(r)/DTN FarmDayta(r) provides agricultural market information, delayed commodity futures and options quotes, local cash grain and livestock prices, regional and weather updates and a variety of daily analysis, commentary and news affecting grain and livestock prices.

DTN AgDayta (www.agdayta.com) provides an Internet solution combining the best of DTN AgDaily and DTN FarmDayta for up-to-date agricultural weather, markets, news and commentary, quotes, local cash grain and livestock prices.

DTN Ag1.com (www.ag1.com) offers a unique, Internet-based, personalized business plan that incorporates discounted inputs, financing, marketing, personal insurance, tax and estate planning and crop revenue insurance services into one program, "Your One Resource".

DTN Pro SeriesSM/DTN FarmDayta Elite Plus(r) provides services with advanced information sources for ag producers, agribusinesses and commodity traders requiring extensive information to be customized for their specific needs.

DTNstant(r) provides real-time futures and options quotes, comprehensive analytics and real-time commodity news from Bridge, Reuters and Future World News as well as proprietary cash market information for the ag sector. This service also includes all the information found on DTN Ag Daily.

DTN Fresh, an expansion of the DTN PROduce service, provides comprehensive weather, pricing, news and transportation information as well as e-commerce and electronic data interchange (EDI) solutions for those involved in the buying and selling of perishable commodities. It includes two business units, DTN Tradelink and DTN Fresh Information Services.

DTN Cotton Network provides an electronic marketing system for the cotton industry. The service allows gins, brokers, buyers, and warehouses to share data allowing fast and accurate marketing and accounting of cotton offered and sold.

DTNironSM provides an equipment locator and inventory management service for the farm implement dealer. It is designed to allow dealers to work together in locating, buying and selling used farm equipment with other dealers/subscribers.

Agricultural Joint Venture EarthScan Network, Inc. (www.earthscan.com) is an agricultural remote sensing tool that delivers year-round farm management solutions. By providing crop monitoring and site measurement capabilities, EarthScan is an inexpensive entry into precision agriculture that requires nothing more than a personal computer and Internet access.

                                       10

The Weather Industry

DTN Weather Center www.WX.com is DTN's free interactive weather website providing TV quality, 3-D weather graphics including international weather, radar, storm tracking, current conditions, weather warnings and more.

DTN Weather Center(r)/DTN Online Weather Center provides a comprehensive weather information system to meet the weather information needs of many industries. Subscribers to DTN Weather Center rely on accurate and easily accessible weather information as a critical ingredient in operating, operations planning, and staffing decisions.

DTN Aviation CenterSM provides comprehensive aviation weather and flight planning information specifically for pilots, airports and Fixed Base Operators (FBO's).

FlightBrief Online (www.flightbrief.com) provides real-time weather graphics and interactive flight planning, weather briefings, airport databases and other resources for aviation subscribers via the Internet.

DTN Broadcast Weather provides comprehensive local, regional and national weather forecasts plus national and international news for the broadcast industry.

DTN Contractor WeatherSM is an easy to use stand-alone system providing a complete package of current weather, forecasts and construction related news. Information is accessed by using a mouse or keypad to select pages viewed on a super VGA color monitor.

DTN Transportation Weather provides time-sensitive and often critical, local, regional and national weather forecasts for transportation professionals. Subscribers also receive information through a pager or via DTNonline, DTN Weather Center's Internet service.

DTN Turf ManagerSM provides weather information to individuals and businesses involved in turf-related operations such as outdoor sports facilities, golf courses, lawn maintenance, landscaping and sod farms. The service provides chemical, weather and specialty information designed for turf management.

DTN Pro Shop provides instant access to weather, golf and sports information. The service contains all the weather information needed to operate a golf course in the safest and most profitable way.

DTN Weather Safety Center provides valuable weather information, warnings and alerts to emergency management professionals and anyone who is responsible for protecting lives and property from the hazards of severe weather. This service couples with the DTN Weather Alert Paging System to provide immediate notification of severe weather to alpha pagers.

StormSentry PC is storm tracking software that identifies dangerous weather cells, analyzes their characteristics, their locations, their speeds, their directions, their estimated times of arrival...all automatically.

Other Specialty Weather Services are provided for the marine, forestry and travel industries which includes additional weather reports and maps targeted to these industries.

DTN Kavouras Weather Services TritonTM RT is a real-time 3-D and 2-D weather and news graphics animation system focused on, but not limited to, the broadcast television market. This product uses weather data to create an informative and exciting weather show.

MetWorkTM FileServer is a robust and dynamic network solution for real-time dissemination of meteorological information based on the versatile and efficient NT format, supporting standard Internet communications protocol and various network configurations.

Storm ProTM is a workstation that integrates real-time Doppler weather radar with a geographic information data system to create an accurate display with broadcast-quality appearance. The display can be individualized for a unique and defining look important in the television market.

StormWatch(r) is customizable software that monitors either a weather wire or a DTN Kavouras MetWork Fileserver to generate color-coded maps and/or a crawl message for important watch, warning or advisory weather situations. StormWatch also allows a television station to edit and prioritize information for their viewing areas.

SchoolWatchTM is customizable software for the Triton RT that helps television stations easily update, prioritize and display late-start and school closing information. This software can also be configured to update information on a station's Web site.

Data and Customizable Forecasting Services provides a broad range of standard data for a wide variety of markets and 24-hour, 365 days a year coverage for tailor-made forecasts to meet customers' special needs.

                                       11

The Financial Service Industry

DTN Financial Services

DTN.IQ and Interquote (www.DTNIQ.com and www.interquote.com) use cutting edge Internet technology to deliver two distinct services for online stock trading with tick-by-tick quotes, full-text news, intraday and historical charts, portfolio manager, alerts and more, for individual and professional investors.

DTN FinWin (www.finwin.com) is a customizable window of financial quotes, news and charts for web sites. FinWin is free for sites that generate a minimum amount of traffic or for a monthly subscription without advertising.

DTN Real-Time(r) provides real-time quotes on more than 260,000 stocks, stock options, commodities, and indexes, plus news, earnings, and economic data. The Service provides Nasdaq Level II, intraday and historical charts, portfolio tracking and more using third-party software or DTN's free Windows-based application.

DTN SPECTRUM(r) provides delayed quotes, plus business news, economic data and financial information with charting capabilities. Data is available on a stand-alone system with user-programmable pages or via PC using third party software.

DTN SPECTRUM(r) R-T provides the same information as DTN SPECTRUM with futures updated in real-time.

DTN FirstRate(r) provides wholesale mortgage rates and U.S. Agency/Mortgaged-Backed Securities prices as well as delayed quotes on stocks, futures and futures options, plus market commentary, business news and economic reports.

DTN FirstRate+(r) provides the same information as DTN First Rate and includes coverage of the U.S. Treasury market, live Mortgage-Backed Securities pricing, FNMA and FHLMC cash pricing, mortgage industry analysis, plus real-time Treasury quotes, futures and futures options.

National Datamax Services
RepCenter (www.repcenter.com) offers Broker/Dealers a secure Internet site where their representatives can access news, quotes, charts, home office information, business forms, commission reports and client prospect files.

ProSource provides portfolio, contact and business management software for financial planners, including downloads of client information and the Mutual Fund Manager and Variable Annuity Manager with monthly updates.

ProSource Premier includes the features found in ProSource plus tracks most types of investments and generates presentation-quality portfolio reports. It also creates business reports and is customizable for business networks.

Mutual Fund Manager software allows user-defined analysis on more than 10,000 equity, bond and money market mutual funds, with performance data updated monthly or quarterly in seventy data fields for each fund.

Variable Annuity Manager provides searchable performance data for analysis and comparison on more than 4,000 variable annuities, variable life sub-accounts updated monthly or quarterly.

Stock & Industry Manager provides an analysis program with fundamental data on 6,000 stocks and 99 industries. Data is updated monthly or quarterly at the customer's choice.

                                       12

The Energy Industry

DTNergy(r) - Refined Fuels provides terminal prices, alerts, electronic fund transfer notifications and other communication services from Petroleum Refiners to their customers (also DTN Subscribers).

DTNergy(r) - Natural Gas and Electricity provides instant or delayed energy options and futures quotes from all energy affiliated exchanges along with weather, news and industry specific information.

ProphetX (www.fimi.com) provides access to DTNergy's real-time market data using Financial Information Management Inc.'s (FIMI) client-service software on the Internet.

EnergyView (www.energyview.com) provides access to DTNergy's real-time data using GlobalView's client-service software on the Internet. This service provides energy news and industry specific content for the International Markets (Petroleum Argus, ISIS LOR, APPI, International Weather, etc.).

Other Services

DTNautoSM provides a communication and information service for the automobile industry including wholesale and retail values on new and used vehicles, a used car inventory locating service and direct communication services for manufacturers and automobile auctions.

DTN InfoLink provides real-time news, weather, sports and market information to the grocery and transportation industries delivered to public-use kiosks. These kiosks allow interactive coupon redemption, unique promotions and product offerings and the opportunity to integrate customer loyalty and frequent user programs.

DAT Services provides an information communication system for the trucking industry that provides load and truck matching on a database of 100,000 listings updated daily.

TracElectric provides an equipment locator service for the electric equipment industry with over 100 pages of new, remanufactured, surplus and used electrical equipment listings.

DTN Missing Children Information CenterSM provides instant transmission of data regarding children in danger to local, regional, national and Canadian outlets.

                                       13

Agricultural Services Revenues
in million of dollars


1995            1996            1997            1998            1999
----            ----            ----            ----            ----

44.0            69.7            87.6            88.3            85.1

                                       14

The DTN Agricultural Division consists of five major services: DTN Ag Services, DTNstant, DTN Fresh (an expansion of DTN PROduce), DTNiron and DTN Cotton Network. DTN Ag Services, DTNstant and DTNiron serve DTN's traditional agricultural marketplace, consisting of grain and livestock farmers and agribusinesses with interests in the commodity distribution chain. DTN Fresh is in the fresh produce and perishable vertical market with initiatives in meat and floral. DTN Cotton Network serves cotton gins, warehouses and merchants. Because of the diversity of these markets, the ag sales force has been specialized to best serve prospects and customers in each area.

     Approximately 80% of DTN ag subscribers are grain farmers and livestock producers, with the balance consisting primarily of grain elevators, agri-businesses and financial institutions. Subscribers to DTN Ag Services farm nearly one third of the nation's total cropland and market more than 50% of the nation's cattle and hogs.

     The Internet has altered access to information for ag producers. DTN's focus on additional of proprietary content and analysis from a dedicated team of ag journalists continues to set DTN apart from "free" services. Entry into the e-commerce arena, which will be discussed in detail later in this report, has opened new doors of opportunity for the company's ag division.

     The main competition to the agricultural services is a combination of printed advisory services, radio, television, telephone, other satellite information services, free and subscription Internet services, and old information-gathering habits.

     There are over 200 premium services available to agricultural subscribers to enhance their subscription. These services consist of advisory, informational and educational products as well as newswire, association and free add-on services. Premium services compliment core services and add value to the subscribers who use them. They are marketed to current subscribers through telemarketing, system wide and individual free trials, direct mail, billing and equipment inserts as well as on screen advertising. Prices range from $2 to $400 per month.

     Communication services play an important role in providing a cost effective means to reach a large number of targeted customers daily. DTN InfoMail provides information for elevators, seed sales reps, agronomists, chemical sales reps and technical advisors, commodity brokers, processing plants, auction sale barns, feedlots and anyone with a need to communicate to DTN subscribers. Over 40 new InfoMail providers began messaging in 1999.

     Advertising on DTN Ag Services is another revenue-generator for the ag division. The "always on" interactivity, animation and scheduling flexibility of the DTN systems are very appealing to agri-businesses such as seed companies, equipment dealers, and ag chemical and finance businesses. Advertising revenue in 1999 topped $2.8 million.

E-Commerce Initiatives

     DTN's Ag Division is poised to leverage its critical mass of ag customers by providing easy and affordable access to Internet services with numerous e-commerce initiatives.

     The DTN Cotton Network is involved in the electronic trade of cotton for over two years and is a combination of DTN's proprietary network and the Internet.

     DTN Fresh introduced DTN Tradelink, which is involved with electronic data interchange (EDI) in the produce and perishables industry. DTN Tradelink software is used for price discovery and trading.

     In the fourth quarter of 1999, an alliance with Ag1.com created a program to provide inputs, financing, marketing advice and insurance for producers. This program has been well received in its early stages.

     DTNstant expanded its capabilities to include cash grain trading between its customers. The Tradelink software allows producer-to-elevator grain trading and will be sold along with InfoMail services.

     In addition, DTN Ag Services has negotiated an agreement with two brokerage firms to allow electronic commodity futures order entry. The elevator-to-elevator transactions as well as the producer-to-elevator transactions can be executed using DTN ACE receivers or the Internet.

     In December 1999, DTN and Photon Research Associates, Inc. (PRA) formed a joint-venture company, EarthScan Network, Inc. Earthscan Network is the culmination of a three year relationship bringing the latest in satellite imaging and Internet technology to give the agricultural industry unprecedented capability to manage risk and maximize return.

DTN AgDayta

     DTN Ag Services' leading edge Internet service, DTN AgDayta (www.agdayta.com), incorporates editorial content specifically for AgDayta along with proprietary content developed for satellite services. Internet delivery allows additional functionality and supports interactivity. A newly developed charting package can be downloaded to the user's personal computer, giving impressive charting abilities for both futures and equities. An enhanced Kavouras weather package offers real-time weather updates. The result is DTN Ag Services' most content rich agricultural service.

     DTN AgDayta serves as the foundation of Ag Services' e-commerce initiatives on the Internet. Ag1.com has been integrated with AgDayta to provide producers with inputs, financing, marketing plans, and crop insurance. Online cash and futures trading will be available on the AgDayta site. DTN AgDayta will provide the customer with easy access to virtually every tool needed throughout the ag production and marketing cycle.

DTN AgDaily/FarmDayta Satellite Services

     DTN AgDaily is the Company's flagship service. Managed on an Advanced Communications Engine (ACE) satellite receiver, subscribers receive delayed commodity futures and options quotes, charts, local cash grain and livestock

                                       15
prices, selected national, regional and world weather updates and a variety of daily analysis, commentary and news affecting grain and livestock prices.

     DTN Pro Series is an advanced version of DTN AgDaily. Functionality is enhanced with a high interest window to view futures quotes and options on any page, keyword search, customization of up to five pages of selected information and a personal library serving as an archive segment. Packages of weather, news, charts, intraday commodity charting or stocks can be added to the core service. DTN Commodity Pro, Premier and Premier Plus combine two or more of these packages for a more extensive, customized service.

     DTN FarmDayta II offers similar information using the unique FarmDayta receiver for its delivery method.

     FarmDayta One service was introduced to fill a special customer niche. Content was developed to provide a lower price point for the first-time DTN customer. This is the most economical color satellite option available from DTN Ag Services.

     FarmDayta Elite and Elite Plus include all the DTN FarmDayta II features and content with added news, quotes, weather information and functionality.

1999 DTN Ag Services Highlights

     1999 was a year of e-commerce initiatives, continuing focus on customer retention and exploration of new technologies. The alliance with Ag1.com offers Ag Services' customers a broad range of value-added services including financing, marketing advice, inputs, crop insurance, personal insurance and financial planning. DTN AgDayta will allow Ag1.com to deliver marketing and financial products along with a complete ag information package via the Internet. This is the first step in integrating the AgDayta site into all the DTN Ag Services e-commerce initiatives.

     DTN began testing a new Internet delivery method to provide select small rural communities the high speed Internet access currently available in most urban areas. Most rural customers are interested in the Internet but lack a local Internet service provider and high speed phone lines.

     In 1999, DTN Ag Services formalized a new Customer Care program to identify accounts in crisis and proactively investigate and correct customer issues. The result has been an increase in customer satisfaction and retention.

     DTN Ag Services continues to be the leader in the distribution of market news, analysis and weather for farmers. Through advancements on the Internet and with e-commerce initiatives, DTN will provide customers with a one-stop-shop for all of their business.

DTNstant

     DTNstant is a leader in providing delivery of real-time futures and options quotes from the major commodity exchanges and headline commodity news from multiple sources such as the Associated Press, Reuters, Futures World News and Bridge. The service also provides market-leading cash grain and livestock information, in-depth charting capabilities plus all the information available on the DTN AgDaily color service.

     In addition, the service provides information for the energy, metals, softs (i.e., orange juice, coffee, cocoa), transportation and lumber industries. DTNstant uses compatible software to allow the "pass thru" of data and graphics into an individual's personal computer or a company's local area network (LAN). With this capability, a DTN ACE receiver can feed information to multiple users/traders on the LAN. This "pass thru" software has opened many new markets by utilizing information distribution within a customer's LAN, enhancing analytical capabilities and the manipulation of DTN data in a "PC" environment.

     DTNstant operates in a very competitive market with many providers of instant commodity quotes. The primary subscribers are commercial grain companies and elevators, feedlots, commodity brokers and commodity speculators. No other product in the industry offers a more comprehensive news and information service. Due to the nature of this industry, the Company provides on-site service and installation by professional service technicians.

1999 DTNstant Highlights

     DTNstant experienced a dynamic 1999 with over half of the subscriber growth occurring via LAN (Local Area Network) subscribers. The individual subscribers access DTN data through third party software providers. They receive all of DTNstant's data combined with the technical capabilities that the software and the computer's desktop allow.

     Due to the location of many new DTNstant subscribers, the product is now available via leased landline or the Internet. Both of these information delivery methods are growing at a rapid pace.

     Over the last half of 1999, DTNstant actively pursued and developed several e-commerce ventures that will be announced throughout 2000.

     DTN Fresh (an expansion of DTN PROduce) DTN Fresh provides comprehensive weather, pricing, news and transportation information, as well as e-commerce and electronic data interchange (EDI) solutions for those involved in the buying and selling of perishable commodities.

     DTN Fresh has two business units. DTN Tradelink provides e-commerce and EDI solutions for buyers and sellers of perishable commodities. DTN Fresh Information Services provides an authoritative source of weather, pricing, market information, news and transportation information for produce, meat, floral and other perishable product industries.

1999 DTN Fresh Highlights

     DTN Tradelink staff worked with leaders in the industry and the Uniform Code Council to develop and adopt EDI trading standards making it easier and more cost effective to add trading partners. The first fully integrated procurement system for the perishable system was introduced in October 1999. Contractual arrangements have been made with most of the top wholesalers/retailers to implement Tradelink in the coming year.

     DTN Fresh Information Services continues to expand its web-based business with customers on virtually every continent and continues to be recognized as a leader in delivering time-sensitive information to the perishable industries including produce, meat and floral.

                                       16

DTN Cotton Network
     DTN Cotton Network is an electronic communications system for the cotton industry designed to operate on a user's personal computer using software developed specifically for cotton accounting and marketing. DTN Cotton Network sells gin and warehouse bale accounting/management software and cotton merchant software designed specifically for these specialized businesses. The combination of the accounting and marketing software and the electronic marketing system provides the cotton industry with an integrated system for moving cotton from farm to shipper.

     DTN Cotton Network serves the Western Cotton Belt, which includes Texas, Oklahoma, New Mexico, Arizona and California from its office in Lubbock, Texas. The network serves its Eastern Cotton Belt customers in Louisiana, Mississippi, Arkansas, Tennessee, Alabama, Georgia, Florida, South Carolina, North Carolina and Virginia from its Memphis, Tennessee office.

     Sellers connect to the Cotton Network via the Internet to upload bale ownership information, down-load cotton bale data and list cotton for broadcast to prospective buyers. Buyers may either receive the broadcast via Internet or DTN Ku-band satellite, where the broadcast is passed through a serial port into personal computers at the buyer locations.

1999 DTN Cotton Network Highlights

     1999 marks the first year that DTN Cotton Network added international customers. DTN Cotton Network sold warehouse software to four cotton warehouses in the Ivory Coast of Africa. DTN Cotton Network currently has 75 gins using the electronic marketing system, a 50% increase in customers over 1998, and 50 buyer customers. The Cotton Network added 50 new customers, including gins, warehouses and merchants, to its management software packages bringing the management software customer base to over 300. The total customer count is over 400. This represents 40% of cotton gins and warehouses having access to DTN Cotton Network.

DTNiron
     DTNiron is a cost-effective communication resource for the farm implement, construction, truck and trailer dealers which provides an equipment locator and advertising service for dealers at the wholesale and retail levels.

     A detailed implement listing remains on the DTNiron system for a minimum of 30 days, renewable at the dealer's request. Subscribers receive industry news, financial information, economic indicators and information from the DTN AgDaily service.

     A retail equipment listing is available on the service's web site (www.DTNiron.com). This allows subscribers to gain additional exposure for their listings at no additional charge. Internet users can easily locate equipment for sale by using a drill-down database search engine directing them to DTNiron's complete web listing. Dealers can also receive e-mail from potential buyers or, if they are not e-mail enabled, DTN will call or fax the message to the dealer.

1999 DTNiron Highlights

     DTNiron added an Internet-based service in 1999 (www.DTNiron.com) which contains the basic elements of the satellite system for less than half the price. All equipment listed for sale as well as equipment wanted are merged and transmitted on both the satellite and Internet platforms. The wholesale system is available to DTNiron subscribers whereas the retail information on DTNiron.com remains free of charge to the public.

EarthScan Network, Inc.
     EarthScan Network, Inc. (www.earthscan.com) is a newly formed joint-venture company developed through a partnership between DTN and San Diego based Photon Research Associates, Inc. (PRA). This partnership combines PRA's expertise in the acquisition, archiving, enhancement and distribution of remotely sensed images with DTN, the leader in distribution of information to agriculture and agribusinesses.

     EarthScan delivers the most sophisticated satellite images available to farmers and their suppliers at an affordable cost through the Internet. The remote sensing service enables the customer to identify and respond faster than before to problems caused by insects, weather or nutrient deficiencies. It also provides real-time measurement and analytical capabilities throughout the growing season.

     In addition to agriculture, EarthScan Network sees new markets developing in the future in real estate, community planning, mining, fishing, forestry and transportation industries.

(Photograph)
Roger R. Wallace, Senior Vice President and President of the Ag Division and William R. Davison, Vice President and President Ag Services continue to guide the ag division and create vision in an ever changing ag environment.

                                       17

Weather Services

Weather Services Revenues
in million of dollars


1995            1996            1997            1998            1999
----            ----            ----            ----            ----

1.0             5.6             10.7            25.8            38.5


                                       18

DTN Weather Services consists of three major components, DTN Weather Center Services, Kavouras, Inc. and Weather Services Corporation (WSC). The combination of these three DTN companies creates a leading provider of critical weather information and meteorological equipment to small businesses, military, federal government, broadcast television, major utilities, Internet portals and anyone whose business is impacted by weather conditions.

     DTN Weather Services' future plans includes expanding its presence in markets that rely on DTN services for weather information by offering new transmission methods, including PC-based products and the Internet. The Internet provides many opportunities for growth such as advertising supported sites, monthly subscription sites, "pay-per-view" sites, etc.

     DTN Weather Services employs a dedicated weather sales force made up of nearly 100 sales professionals for its sales and marketing efforts. This sales force is unique to DTN in the weather industry and is a major reason for the success of the division.

     Weather conditions impact the profitability and safety of many industries, and DTN Weather Services is dedicated to becoming the sole solution for weather information needs. Competition includes several large private weather companies and on a smaller scale, television and the Internet. The competition lacks the timeliness and current local weather information that DTN services provide. DTN Weather Services constantly looks for new and better ways to provide this critical information to its customers in the quickest, most dependable and cost effective way.

www.WX.com

     WX.com (www.WX.com), a free interactive weather web site, made its debut in May of 1999. WX.com features TV quality, 3-D graphics and weather information including international weather, radar, storm tracking, current conditions, weather warnings, and more. WX.com differentiates from other Internet services in that it provides viewers with a dynamic and interactive experience including the ability to easily overlay full-motion weather maps with state and county lines, highways and other familiar landmarks to track weather patterns. The technologically advanced Triton(tm) RT, which was developed by Kavouras Weather Services in Minneapolis as the world's first fully functional 2-D and 3-D weather graphics system, powers WX.com. This system provides WX.com with state-of-the-art weather that is both entertaining to viewers and meteorologically accurate.

DTN Weather Center

     DTN Weather Center is a comprehensive weather information system designed to meet the weather information needs of many industries. Markets specifically targeted by DTN Weather Center are golf courses, turf management, emergency management, state transportation departments, public works departments, construction, broadcast and aviation. DTN Weather Center introduced new products in 1999 designed especially for the aviation and golf industries.

     DTN Weather Center provides more than 100 full-color maps and other in-depth weather information, from local forecasts and regional radar maps to national infrared satellite images. The service provides short-range (immediate to 48-hour) forecasts, long-range (30-90 day) outlooks and 10-day city forecasts for more than 550 major cities across the United States. A personal programmable segment allows users to customize maps and the archive feature easily stores maps for future reference.

     DTN Weather Center provides the important weather information and planning tools to make businesses safer, more profitable and easier to manage.

DTN Aviation Center

     DTN Aviation Center is a comprehensive aviation weather package specially designed for pilots, airports and Fixed Based Operators (FBO's), supplying them with the extensive flight-plan information found on many premier "online" systems. This package includes U.S. and regional depiction maps, 24-hour low-level significant weather prognosis, U.S. region winds and temperatures aloft and also METAR (the aviation acronym for airport observations) and TAF (Terminal Aerodome Forecast) information.

     Subscribers use DTN Aviation Center during flight services to visualize current weather conditions while creating their flight plans. This service also aids in determining alternate route destinations. A new premium service available to Aviation subscribers during 1999 was Flyte Trax, a worldwide flight tracking system.

     Subscribers choose from the Level I service, designed for the local/regional flyers up to 18,000 feet, or the Level II service, designed for pilots and airports flying nationally up to 45,000 feet. The Level II service also provides European flight information.

DTN  FlightBrief  Online
     In November  1999,  DTN  purchased  FlightBrief  Online  Service,  Inc. The
purchase  included  two  web  sites,   www.weatherconcepts.com   which  provides
real-time weather graphics to aviation, marine, farming and construction subscribers, and www.flightbrief.com which provides real-time weather graphics and interactive flight planning, weather briefing, airport databases and other resources for aviation subscribers.

     In addition to the web sites, DTN received approximately 3,300 subscribers. This purchase allows DTN to target the more than 600,000 aircraft owners and pilots in the United States. These sites also offer the opportunity for advertisers to reach these niche markets.

DTN Broadcast  Weather
     DTN Broadcast Weather is a weather and news information service designed for the broadcast industry. Along with the comprehensive local, regional and national weather forecasts and information, subscribers receive National Oceanic and Atmospheric Administration Warnings & Alerts (NOAA).

                                       19

     Learfield World & National News Summary provides hourly summaries of international and national news. The segment contains 20 pages, formatted for about two to three minutes of "rip and read." Announcers can organize the material, print it out or read it directly from the DTN screen.

DTNonline

     DTNonline was added to the DTN Weather Center family of services during 1999. It provides the same maps, forecasts and warnings as the satellite-delivered DTN services, along with NOAA Warnings and Alerts, via the Internet. DTNonline allows subscribers to monitor important weather information at the office, on the job site or at home. Although subscribers prefer the reliability, speed and reception of the satellite service, DTNonline allows the redundancy of having a satellite system along with an Internet back up. This allows for continuous access in the event of rain fade at dish locations or Internet delays due to phone line outages, etc.

DTN  Contractor  Weather
     DTN Contractor Weather is designed for the construction industry and includes construction-related news and information. The service gives subscribers a competitive advantage by providing valuable weather information necessary for important day-to-day business decisions.

     Job site weather management options include the DTN Weather Alert Paging System, which provides immediate notification of severe weather directly to the user's alpha pager, and DTNonline (Weather Center's Internet service). NOAA Weather Wire and Severe Weather Maps are included in DTN Contractor Weather Level II, along with the subscriber's choice of the Weather Alert Paging System or DTNonline.

     The service is a practical tool in improving employee safety, saving labor and material costs, and providing effective scheduling and staffing management for the construction industry.

DTN Forestry Center
     DTN Forestry Center provides critical forest fire information to subscribers. Previously, district forest service offices relied on a modem network assembled in the late 1960's for crucial information on forest fire locations and fire weather forecasts. With DTN Forestry Center, forecast service district managers quickly access fire weather text bulletins along with a comprehensive set of weather maps.

     Bulletins provided for the forest service are Forest Weather Forecasts, Red Flag Warnings, Fire Danger Indexes, Fire Weather Observations and Fire Weather Notices. A special chapter of fire weather maps provides additional information such as Haines Fire Index, Current and Forecast Relative Humidity, Current and Forecast Wind Speed and Direction, upper air analysis from 5,000 to 10,000 feet, and moisture index information from both the Crop Moisture Index and Palmer Drought Index.

DTN Marine Center
     DTN Marine Center provides satellite-delivered weather information for all areas of the marine industry. The service provides information necessary for cost-effective, efficient decision making regarding towing, shipping, salvage and recreation. It includes Lake and Marine Text Bulletins, Buoy Reports, Lake and Marine Maps and Tide Tables, as well as general weather information and sea conditions. Sea Surface Temperatures are also available as an optional service.

DTN Transportation Weather

     DTN Transportation Weather is designed for anyone responsible for road maintenance and conditions. Comprehensive local, regional and national weather forecasts and information are available to transportation professionals, allowing them to make informed decisions regarding the weather.

     Subscribers have the choice of the DTN Weather Alert Paging System or DTNonline (DTN Weather Center's Internet service). The Weather Alert Paging system provides immediate notification of severe weather directly to the user's alpha pager. DTNonline enables the subscriber to make management decisions based on weather at home or away from the office with a PC.

     NOAA Weather Wire and Severe Weather Maps, Travel Cast Maps and Road Conditions, and EarthSAT Winter Weather Information are important features of this product.

DTN Travel Center

     DTN Travel Center is an interactive hotel guest service designed for the hospitality and travel industries. The service targets hotels and motels with 50+ rooms and includes NEXRAD Real-Time Radar Maps, travel forecasts and road conditions, detailed city and national forecasts, national and world news, sports and sports scores. In addition, the service provides business and financial news and market quotes and indexes.

                                       20

     DTN Travel Center provides a comprehensive weather and news information package for both the business and vacation traveler.

DTN Turf Manager
     DTN Turf Manager is available to businesses and individuals involved in turf-related operations such as golf courses, lawn maintenance, landscaping and sod farms. The service provides the weather and chemical information needed for effective turf management, making the safest, most cost-effective use of chemicals, labor and other resources. Material Safety Data Sheets (MSDS) are available with Turf Manager, along with the C&P Press Turf Product Index, an information database of more than 275 turf pesticides. Plant Protection Chemical Product Labels were added to the service in 1998. This important segment provides full information on chemicals used in turf care and management.

     Thor Guard, the only lightning prediction system available, warns of lightning strikes before they happen and is available as an optional service. Evapotranspiration Tables provide regional evapotranspiration rates to plan for watering and chemical application.

     Golf information, such as ESPN Sports Ticker, the National Golf Course Directory, GCSAA News and USGA News, is provided with DTN Turf Manager.

DTN Pro Shop

     DTN Pro Shop was added to the line of Weather Center products in 1999. It contains the weather information golf course professionals need, along with the golf and sports information their customers enjoy. Regional radar maps, current weather conditions and city forecasts are included in the weather segment. Golf and sports information includes an interactive handicap calculator, an easy-to-use search and sort database of golf courses in the U.S., a golf products section and a golf news and sports segment that provides the latest updates on the major tours and up-to-the-minute coverage of all major sports.

DTN Weather Safety Center

     DTN Weather Safety Center provides weather information for those responsible for protecting lives and property from the hazards of severe weather. NOAA Weather Wire, the most comprehensive warning and alert system available today, is available with the service, along with radar and satellite images, local, regional and national outlooks.

     DTN Weather Safety Center is invaluable for emergency management professionals. Safety Center subscribers receive a free DTNonline connection for remote or emergency access to weather information in addition to their DTN satellite system. This enhanced option assures continuous access to weather information regardless of conditions that could cause reception problems.

StormSentry PC

     A new product to DTN Weather Center in 1999 is DTN StormSentry PC, a weather information service designed to provide real-time, single-site NEXRAD access on a PC. DTN StormSentry is the ultimate in storm tracking technology. Subscribers can access the storm tracking system at an affordable cost, in an easy-to-use format. The ease of navigation and the multiple "windows" capability allows subscribers to simultaneously monitor critical weather conditions, severe weather, satellite maps and lightning conditions. Users can zoom to the exact location, as small as a one county area, for in-depth viewing of storm cells.

     StormSentry takes the guesswork out of severe weather forecasting and allows subscribers to be proactive in responding to severe weather.

1999 DTN Weather Services Highlights

     DTN Weather Center increased its subscriber base in 1999 to approximately 20,000 subscribers. Government agencies (emergency management and state transportation departments), aviation, golf and turf management, and construction-related businesses continue to be the leading industries for DTN Weather Center.

     WX.com, DTN Pro Shop, DTNonline and DTN StormSentry PC were introduced in 1999. WX.com, a free, advertising-based service, introduced DTN's expert weather information to the Internet. DTN StormSentry PC has encouraged growth in new markets such as utilities, railroads and manufacturing companies.

     DTN Weather Center is continuing to make its presence known as the industry leader in providing timely, accurate weather information to a variety of industries and continues to gain a strong foothold in the emergency management and Department of Transportation (DOT) segments.

DTN Kavouras Weather Services

     DTN Kavouras Weather Services is a total weather solutions resource, providing a full spectrum of advanced meteorological information products and services for weather-dependent applications in industries and governments

                                       21
worldwide. The Minneapolis-based subsidiary of DTN produces real-time PC weather workstations, comprehensive meteorological training, and a massive international weather database. DTN Kavouras and its 140 employees offer an expertise level unmatched in the industry.

     Weather Services Corporation (WSC), based in Lexington, Massachusetts, is one of the largest sources for meteorological consulting and worldwide commercial weather information. WSC provides name awareness for DTN Weather Services through valuable contracts with high profile customers including Metro Networks, TVA (Tennessee Valley Authority) and numerous utilities, broadcasters, agribusinesses and municipalities.

Triton RT

     Triton RT is a real-time 3-D and 2-D weather and news graphics animation system focused on, but not limited to, the broadcast television market. This product uses weather data to create an informative and exciting weather show.

MetWork FileServer

     MetWork FileServer is a robust and dynamic network solution for real-time dissemination of meteorological information based on the versatile and efficient NT format, supporting standard Internet communications protocol and various network configurations.

Storm Pro

     Storm Pro is a workstation that integrates real-time Doppler weather radar with a geographic information data system to create an accurate display with broadcast-quality appearance. The display can be individualized for a unique and defining look important in the television market.

StormWatch

     StormWatch is customizable software that monitors either a weather wire or a DTN Kavouras MetWork Fileserver to generate color-coded maps and/or a crawl message for important watch, warning or advisory weather situations. StormWatch also allows a television station to edit and prioritize information for their viewing areas.

SchoolWatch

     SchoolWatch is customizable software for the Triton RT that helps television stations easily update, prioritize and display late-start and school closing information. This software can also be configured to update information on a station's web site.

     Data and Customizable Forecasting Services provides a broad range of standard data for a variety of markets. In addition, DTN Kavouras staff provides 24-hour, 365 days a year coverage for tailor-made forecasts to meet customers' special needs.

Kavouras MetVision

     New in 1999, the Kavouras MetVision service represents the highest resolution weather forecast data in the broadcast television industry. MetVision, based on a proprietary numerical weather prediction model developed by the Harris Corporation, produces forecasts of the future state of the atmosphere in four dimensions. The Kavouras Triton RT workstation transforms the MetVision data into visualizations of the forecast information for analysis and spectacular on-air displays. MetVision helps a meteorologist prepare a better weather forecast and also helps to graphically explain the forecast to the average TV viewer. MetVision is an optional Kavouras data product.

Kavouras/RT-SET WxStudio

     Also new in 1999 is Kavouras/RT-SET WxStudio which combines the Kavouras TritonRT weather workstation with RT-SET's cost-effective, entry level IbisTM Virtual Studio System. WxStudio represents the integration of these two complementing technologies and offers the broadcast television the ability to make one purchase to deliver virtual studio effects with news, weather, sports and entertainment programming from the same integrated system. In addition to free-form 3D weather graphics, the WxStudio Virtual Studio System supports an unlimited number of cameras, foreground and background images and obstructions, and instant switching between backgrounds.

1999 DTN Kavouras Weather Services Highlights

     In July 1998, DTN acquired Kavouras, Inc., and in late 1998, reached a definitive agreement with Weather Services Corporation creating DTN Kavouras Weather Services. In 1999, DTN Kavouras Weather Services entered into new partnerships creating two new services, MetVision and WxStudio. These new services, in addition to the current products and services, offer unique specialties to form content-rich weather services, products and solutions to serve a diverse client base, from small-town farmers to big-city broadcasters and governments across the globe.

                                       22

DTN's  Broadcast   Center   provides  the   "heartbeat"  to  deliver   critical,
time-sensitive data 24 hours a day, 7 days a week.

                                       23

Financial Services

Financial Services Revenues
in million of dollars


1995            1996            1997            1998            1999
----            ----            ----            ----            ----

6.1             8.6             10.3            13.4            19.4

                                       24

DTN Financial Services' core business continues to focus on serving the exploding number of individual investors as well as members of the professional financial industry. This is accomplished by offering an array of time-sensitive yet affordable information services, plus a suite of business applications designed for the financial professional. This strategy is critical due to the highly competitive nature of the industry.

     DTN Financial Services brings together a broad selection of financial information and has capitalized on the explosive growth in online investing by offering well-conceived and attractively priced Internet services. DTN Financial Services continues to integrate information from a variety of sources such as Bridge, Liberty Brokerage and Market News Service, UPI, New York Times, PR Newswire, Business Wire, Futures World News, Dow Jones, Associated Press and others. In the past year, the services began to transition from information only to services with information and transactional capabilities.

     A la carte, optional services offer subscribers an even greater variety of financial data, including stock selection and timing advice, earnings estimates, fundamental stock market data, U.S. Treasury quotes and other financial market-related services. These combinations allow each service to maintain a competitive advantage in the market.

     Subscribers include individual investors, independent brokers, financial advisors and financial institutions. With competition coming from sources such as commodity news services, diversified media companies and smaller niche providers, DTN Financial Services continues to differentiate itself in the industry by offering new services at competitive prices.

Individual  Investors
     With the growing number of online investors estimated to reach 15 million by the end of 2000, DTN Financial Services has strategically positioned its two leading, streaming Internet-delivered services, DTN.IQ and InterQuote, to continue to capture market share among this group. Aiding this endeavor was the incorporation of direct access to online trading into both of these services.

DTN.IQ

     Since its inception in May 1998, DTN.IQ (www.DTNIQ.com) has steadily outperformed company expectations, and operating results for fiscal 1999 confirm this trend. A contributing factor to the increase in sales during 1999 was the June integration of direct online trading capabilities. Through our established relationships with several online brokerage firms, DTN.IQ subscribers can execute trading decisions directly from their quote screens in seconds. Utilizing non-browser-based software, traders can place orders and receive return confirmations of their transactions in real-time.

     A vital consequence of trading integration is the ability of DTN Financial Services to generate revenue from customers' trading activity. Transactions by both DTN.IQ and InterQuote customers became a source of new revenue during the fourth quarter of 1999.

     In addition, the streaming real-time quotes, news and charting capabilities provided by DTN.IQ offers functionality critical to individual investors and traders using the Internet.

InterQuote

     In May 1999, DTN Financial Services completed the acquisition of Paragon Software, Inc. in Milwaukee, Wisconsin. Paragon's flagship product, InterQuote (www.interquote.com), delivers real-time or delayed market data to individual investors via the Internet and was one of the first such services ever offered. With the acquisition of Paragon, DTN Financial Services obtained 3,800 subscribers and the ability to round out its offerings for both casual and extremely active investors.

     InterQuote's unique front-end application appeals to investors needing cost effective, a la carte features. An affordable yet robust basic service includes streaming quotes on stocks, futures and options, intraday and historical charts, pager quotes and alerts, and an extensive array of fundamental data. Subscribers may further enhance the service by adding premium services such as Nasdaq Level II pricing, Dow Jones Business News, AP Online News and custom market scanning tools. Additional premium services are planned for inclusion in 2000.

Other Financial Services

     Other financial information services available to the individual and professional investor are DTN Real-Time, DTN SPECTRUM and DTN Wall Street. Each of these services may be delivered by customer preference via satellite, cable television's VBI (vertical blanking interval) or designated phone line.

                                       25

(Photograph)
DTN Financial Services employees analyze and edit data daily to provide up-to-the-minute news and financial information.


                                       26

     These services provide real-time or delayed stock and stock option quotes, news and commentary as well as other time-sensitive financial market data. All of the services include information integrated from a variety of sources including DTN's commodity ticker plant, Bridge, Standard & Poor's, Liberty Brokerage and over 40 newswires including Dow Jones and AP. Optional services from some of the world's leading investment service providers are also available and may be delivered on most platforms.

Financial   Professionals

     For financial professionals, the focus in 1999 turned to Internet-delivered services. In September 1999, National Datamax, Inc., a wholly owned subsidiary of DTN, introduced an extranet service for Broker/Dealers.

Rep Center

     The web-based service, RepCenter (www.repcenter.com), is customized to resemble the Broker/Dealer's public web site and gives representatives secure access to commission reports, sales letters, business forms and home office announcements from anywhere. The service also provides a portal page of quotes, news and charts. RepCenter increases National Datamax's presence with financial professionals and makes it easy for them to launch National Datamax's contact management, fund analysis or portfolio management software from RepCenter's main page or purchase products online.

     National Datamax also introduced upgrades to all of its fundamental products and expanded the data delivery capabilities for the Mutual Fund, Stock, Industry and Variable Annuity analysis programs.

     With the addition of RepCenter, National Datamax has expanded its offerings for financial professionals by providing a complete business solution encompassing prospecting, client management, asset management, reporting and business management.

Enterprises

     Financial Window Network (FinWin), a new service introduced in October 1999, dramatically broadened the market for DTN Financial Services to include any enterprise desiring to enrich their web site with popular financial content.

Financial Window Network or FinWin

     Leveraging existing content and technology, in October 1999 DTN Financial Services launched FinWin (www.finwin.com), a financial portal site that may be customized for public or private web sites. FinWin builds traffic instantly to site by the addition of market quotes, news, interactive charts, list of most actives, major indices and custom watchlists and portfolios. FinWin may be added to a site for free (DTN retains advertising space) or by monthly subscription without advertising.

     With FinWin, DTN Financial Services gains from two solid operating factors, the opportunity to extend product sales beyond the traditional financial market and the creation of a viable advertising-based revenue stream. A survey of current customers attests to this first phenomenon. FinWin customers come from a wide range of industries including Internet service providers, local and regional news organizations, search engines, web development and metropolitan community sites, in addition to conventional financial services businesses.

     The establishment of an advertising-based service enables DTN Financial Services to fully compete in this prevailing Internet business model, while FinWin customers receive the full advantage of edited content from an established financial expert.

     Despite a year end release, FinWin established a strong sales record for the final quarter of 1999 and is beginning to contribute to operating cash flow.

1999 Highlights

     With the close of 1999, DTN Financial Services finds that 49% of its subscribers elect Internet-delivered services. This is up from 12% as of January 1, 1999. Major initiatives during the year allowed DTN Financial Services to create additional revenue streams from transactions and advertising-based business models to supplement its core subscription-based revenue. This strategy will continue to receive significant investment in the coming year.

     In addition, paramount to the success of current and future individual investor sales was the completion of a fully redundant operations plant for delivering the DTN.IQ service. By year's end, all DTN.IQ subscribers benefited from fully redundant Internet connections, servers and datafeeds to ensure the highest standard of reliability in the industry.

     Overall, revenue for the Financial Services division grew 45% in 1999, continuing a stellar pattern of 34% compounded revenue growth for the past five years.



                                       27

Energy Services

Energy Services Revenues
in million of dollars


1995            1996            1997            1998            1999
----            ----            ----            ----            ----

10.0            12.2            14.3            16.1            18.7

                                       28

     Energy related services include DTNergy for the refined fuels, natural gas industries and electric industries. DTNergy provides pricing information and communication services for the refined fuels industry. This service consists of several pages of delayed energy futures and options quotes plus selected news and financial information.

     DTNergy is designed to connect refiners (producers of refined fuels) to wholesalers (distributors of refined fuels). The refiner sends refined fuel prices to wholesalers authorized to receive this information. The refiner is also capable of sending terminal alerts, electronic funds transfer notifications, invoices, and other communications to the wholesaler. The DTNergy system carries more than two million messages a month for this industry.
Subscribers can also select from a variety of optional services providing additional prices or news related to the petroleum industry.

     The strength of the DTNergy Refined Fuel service is the ability to deliver, within seconds, accurate refiner terminal prices and other vital communications to the wholesalers. This service is more reliable, timely and less expensive than the competition, which utilize telephone delivered printer-only systems and FAX services.

     DTNergy generates revenue from two primary sources, the wholesaler and the refiner. Wholesalers currently pay a monthly subscription fee while refiners pay fees based on the number and length of communications sent to wholesalers.

     Refiners use DTNergy communications to link to their wholesalers with the implementation in 1997 of EDI (Electronic Data Interchange) fuel invoices. EDI/VAN (Value Added Network) services help automate customers' business processes by converting refiner text invoices into an industry standard format. Once these invoices are in a standard format, the invoice data is transferred into a customer's accounting system from the ACE unit.

     DTNergy also provides an information service for the natural gas and electric industries. Subscribers receive instant or delayed NYMEX energy futures and options quotes, a comprehensive weather package and industry specific news and market information. This service targets energy producers and generators, transporters, marketers, utilities and larger energy consumers.

     DTNergy enjoys a strong position within the energy marketplace. Although there are technologies available to petroleum suppliers that would allow these suppliers to communicate directly with their petroleum wholesalers, the suppliers have been unsuccessful in implementing technologies such as the Internet to displace DTNergy. The main reason for DTNergy's continued proliferation within the petroleum industry is that most petroleum wholesalers purchase petroleum products from more than one supplier data, create standardize data formats for electronic processing of supplier data and provide one-stop customer service for petroleum wholesalers has added value that no one supplier can offer on there own.

1999 DTNergy Highlights

     Two Internet-based services were introduced in 1998. ProphetX (www.fimi.com) provides the ability to access DTNergy's real-time market data using Financial Information Management Inc.'s (FIMI) client-service software, ProphetX.

     In November 1998, a joint venture between DTN and GlobalView Software, Inc. prompted the formation of GlobalData, which is aimed at serving the international energy markets. This partnership allows DTNergy to provide real-time data for the international markets with GlobalView Software, Inc. providing the graphical user interface for the service. EnergyView (www.energyview.com) is the Internet product creation of GlobalData. In the fourth quarter of 1999, GlobalView expanded the service to include real-time data and analytical trading software to the international marketplace.

     These two Internet initiatives, ProphetX and EnergyView, showed steady growth and increased market awareness in 1999.

     In addition, DTNergy developed a new service, Petroleum Posted Price Reports, which will be available to petroleum refiners and wholesalers in the first quarter of 2000. This service will provide access to petroleum rack-pricing data for benchmarking fuel contracts and competitive analysis.
Currently,   there  is  only  one  dominant  player  in  the  market   providing
rack-pricing data to both refiners and wholesalers, Oil Price Information Service (OPIS).

                                       29

Other Services

Other Services Revenues
in million of dollars


1995            1996            1997            1998            1999
----            ----            ----            ----            ----

1.0             2.3             3.5             4.6             4.8

DTNauto

     DTNauto is an information and communication service for professionals involved in the automotive, finance and insurance industries. The service offers precision, time sensitive information for analyzing new and used automotive vehicle values.

     In 1999, DTNauto began development of its web site (www.DTNauto.com) to provide automotive and related industries with time sensitive wholesale pricing and market analysis, portability and enhanced functionality via the Internet. Subscriptions to DTNauto.com will be available in the first half of 2000 and will be competitively priced.

DTN Joint Venture Services

     DTN joined forces with several companies to market their services using DTN technology. These services are DAT Transportation Terminal, TracElectric, DTN InfoLink and DTN Missing Children Information Center (MCIC).

DTN InfoLink DTN

     InfoLink provides real-time news, weather, sports and market information to the grocery and transportation industries. With the addition of the latest card reader terminals and printing technologies, unique promotions and product offerings can be delivered to public use kiosks. These kiosks allow interactive coupon redemption, printing of recipes, and the opportunity to integrate customer loyalty and frequent user programs.

DAT

     The DAT (Dial-A-Truck) Transportation Terminal service, located in Beaverton, OR, is an information communication system for the trucking industry. The service provides load and truck matching performed on a database of 100,000 listings updated daily.

     DAT allows subscribers to input their listings into the DTN receiver and send this information to a database using the internal modem. The service provides subscribers with the ability to perform extensive searches to locate loads and trucks and to set alarms alerting users of a match.

     The service also provides regional radar weather maps of major highways and interstate systems, transportation news, diesel fuel prices and other financial information related to the trucking industry.

     DAT targets all freight brokers and carriers throughout the United States, Canada and Mexico.

TracElectric

     TracElectric is an equipment locator service for the electrical equipment industry. This service provides over 100 pages of new, remanufactured, surplus and used electrical equipment listings. The service connects buyers and sellers throughout the United States and Canada.

Missing Children Information Program

     DTN Missing Children Information Center (MCIC) provides instant transmission of data regarding children in danger to local, regional, national and Canadian outlets. In an effort to assist parents, police and the National Center for Missing and Exploited Children (NCMEC) in locating missing children and the criminals involved, photos and information regarding these children are posted as a public service on all DTN color systems.

     As a result of the close working relationship with NCMEC, a national kiosk program has been developed. Sponsors for the kiosk program are being identified and kiosks are being placed in shopping malls, airports, schools, hospitals, government buildings and other high-pedestrian traffic areas.

                                       30

Employees in DTN's Broadcast Center control room constantly monitor critical applications to ensure continual service to 167,000 subscribers.


                                       31

Selected Historical Consolidated Financial Data

1999 Revenues
DTN Ag Services                 51%
DTN Weather Services            23%
DTN Financial Services          12%
DTN Energy Services             11%
Other Services                  3%

1998 Revenues
DTN Ag Services                 59%
DTN Weather Services            17%
DTN Financial Services          9%
DTN Energy Services             11%
Other Services                  4%

1997 Revenues
DTN Ag Services                 69%
DTN Weather Services            8%
DTN Financial Services          8%
DTN Energy Services             5%
Other Services                  3%

1999 Subscribers at Year End
DTN Ag Services                 65%
DTN Weather Services            14%
DTN Financial Services          13%
DTN Energy Services             5%
Other Services                  3%

1998 Subscribers at Year End
DTN Ag Services                 71%
DTN Weather Services            11%
DTN Financial Services          10%
DTN Energy Services             5%
Other Services                  3%

1997 Subscribers at Year End
DTN Ag Services                 76%
DTN Weather Services            8%
DTN Financial Services          8%
DTN Energy Services             5%
Other Services                  3%


In thousands, except per share data             1999            1998            1997            1996            1995
------------------------------------------------------------------------------------------------------------------------
Operating Data (For the Year):
 Total Revenues                              $  166,509      $  148,986       $  126,374      $   98,384      $  62,288
 Operating income                            $    4,156 1    $    4,163 3     $   12,383      $    6,921      $   4,343
 Net income (loss)                           $   (3,707)2    $   (3,743)4     $    2,236      $     (958)     $    (283)
 Basic income (loss) per share               $     (.32)     $     (.33)      $      .20      $     (.09)     $    (.03)
 Diluted income (loss) per share             $     (.32)     $     (.33)      $      .19      $     (.09)     $    (.03)
 Basic shares outstanding                        11,734          11,359           11,101          10,658          9,909
 Diluted shares outstanding                      11,734          11,359           12,083          10,658          9,909
 Dividends paid5                                   --              --               --              --             --
 Dividends paid per share5                         --              --               --              --
Balance Sheet Data (At Period End):
 Working capital (deficit)                   $  (19,642)     $  (17,447)      $  (21,520)     $  (14,748)     $ (10,472)
 Total assets                                $  184,003      $  197,185       $  162,431      $  177,730      $  92,672
 Long-term debt and subordinated notes       $   79,038      $  100,620       $   72,891      $   97,748      $  47,021
 Shareholders' equity                        $   37,497      $   32,150       $   32,196      $   28,290      $  12,877

[FN]

1 Includes $.7 million non-recurring severance costs related primarily to the resignation of the Company's Chairman and CEO and $4.1 million related to the loss on sale of radar operations.

2 Includes $.7 million related to severance costs ($.5 million net of tax), $4.1 million related to loss on sale of radar business ($2.6 million net of tax) and $.2 million related to equity in loss of affiliate (.1 million net of tax).

3 Includes $5.8 million non-recurring satellite costs related to the loss of control of Galaxy IV satellite by PanAmSat, the Company's primary satellite provider.

4 Includes $5.8 million related to satellite costs ($3.7 million net of tax), $1.7 million extraordinary item related to debt extinguishment charge for the early retirement of the Company's $15,000,000 11.25% Senior Subordinated Notes due 2004 ($1.1 million net of tax).

5 DTN has not paid any dividends in the last five years and currently intends to retain earnings for use in its business.

                                       32

Management's Discussion and Analysis

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements and Notes thereto in this annual report.

     From time to time, information provided by the Company, statements made by its employees or information included in its filings with the Securities and Exchange Commission (including this Annual Report to Shareholders and documents incorporated by reference) may contain statements which are not historical facts, so-called "forward-looking statements". These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual future results may differ significantly from those stated in any forward-looking statements.
Forward-looking   statements   involve  a  number  of  risk  and  uncertainties,
including, but not limited to, product demand, pricing, market acceptance, inflation, risks in product and technology development, product competition, acquisitions, key personnel, and other risk factors detailed in this Annual Report to Shareholders and in the Company's other Securities and Exchange Commission filings.

Financial Condition
General Overview
     The equipment used by subscribers is a large capital investment for the Company. The cost of subscriber equipment, net of depreciation, accounted for 39% and 46% of the Company's total assets at December 31, 1999 and 1998, respectively. The Company financed the majority of the investment in subscriber equipment with long-term debt. In 1999, 1998 and 1997, the cash provided by operating activities exceeded the cost of new subscriber equipment and was used for acquisitions and to service long-term debt.

     The Company made significant investments during 1999, 1998 and 1997 to acquire subscribers and businesses that fit the Company's business model. The net intangible assets (primarily goodwill) from acquisitions was 34% and 33% of the Company's total assets at December 31, 1999 and 1998, respectively. The acquisitions of subscribers and businesses are expected to enhance the long-term operating performance and financial condition of the Company. The investment in acquisitions required the Company to increase long-term debt during 1998 and 1997.

     The Company's overall financing strategy has been simple, use long-term debt financing versus equity, whenever possible, to prevent the dilution of shareholder value. The Company's management plans to continually review this strategy to support the continued growth of the Company.

Cash Flows From Operating Activities

     Net cash provided by operating activities for 1999 was $51.2 million compared to $42.4 million for 1998. The increase of $8.8 million was primarily due to the $4.9 million increase in operating cash flow (operating income before depreciation and amortization expense), generally referred to as EBITDA (earnings before interest, taxes, depreciations and amortization expenses) and a $5.8 million decrease in net operating assets offset by increases in cash paid for interest and income taxes.

     The Company had $19.6 million and $17.4 million of negative working capital at December 31, 1999 and 1998, respectively. The decrease in working capital is primarily due to the following 1) the $2.1 million decrease in inventory, primarily related to the sale of the radar operations of the Kavouras, Inc. subsidiary (see footnote 2 - Sale of Radar Operations), 2) the increase of $1.0 million in accounts payable and 3) the $2.5 million increase in current portion of long-term debt related to the EarthScan Network, Inc. (see footnote 7 - Investment In Affiliate). These decreases were offset by the increase in Investment in Securities of $3.7 million related to the warrants in SmartServ Online, Inc. (see footnote 5 - Investments In Securities)

CASH FLOWS FROM INVESTING ACTIVITIES

     Net cash used in investing activities for 1999 was $35.2 million compared to $66.8 million for 1998. The decrease of $31.6 million is due to the following
1) the $27.2 million decrease in acquisitions, 2) the $5.9 million decrease for purchases of property and equipment, 3) the net effect of $1.0 million for the sale of radar operations and 4) the cash Investment in Affiliate of $.5 million.

Subscriber Equipment

     Historically, the majority of the investment in equipment used by subscribers has been a direct result of the growth in the Company's subscriber base. The Company's marketing efforts to obtain new subscribers requires investing in subscriber equipment for trial and complimentary subscriptions.

                                       33

     In 1999, purchases of subscriber equipment were primarily to maintain the current base of satellite subscribers and upgrade existing equipment, mainly hard drives. These upgrades are primarily related to subscribers upgrading to more advanced higher priced services. Included were one-time non-recurring capital expenditures of $5.0 million for satellite equipment to enhance signal reception to subscribers.

     During 1999, approximately 6,000 monochrome system (FM and Ku) and DTN FarmDayta subscribers upgraded service to the color Ku-band system with 97% of these conversions involving DTN AgDaily subscribers. The remaining 3% involved DTN Financial Services and DTNergy subscribers. The conversion of approximately 1,800 subscribers from DTN AgDaily on the color Ku-band system to other more advanced Ku-band services such as DTN Pro Series, DTNstant, DTNiron, DTN PROduce and DTN Weather Center also resulted in upgraded equipment.

     DTN decreased the inventory of color receivers and components to build color receivers during 1999. At December 31, 1999 the Company had approximately $12 million of this inventory compared to $19 million in 1998. The build up of inventory in 1998 occurred due to advance commitments on equipment purchases and the unexpected increase in cancellations due to the Galaxy IV satellite outage discussed below. The Company adjusted purchasing and production schedules in the second half of 1998 to reduce the inventory related to sales and cancellation activity.

Other Property and Equipment

     The majority of the investment in other property and equipment is computer equipment, software, communications equipment, furniture and leasehold improvements. The increase in other property and equipment of $.6 million is due to the following, 1) the increase of $1.0 million in computer equipment, 2) an increase of $.9 million in software costs, 3) a decrease of $.8 million in leasehold improvements and, 4) a decrease of $.5 million in furniture, fixtures and other purchases.

     The increase in computer equipment is due to the growth of operations, including having the Kavouras operations for 12 months, and providing redundant facilities for service delivery. The increase in software costs is due to new projects related to new product initiatives. These costs are primarily one-time in nature and were $3.6 million and $3.1 million for 1999 and 1998, respectively. The reduction in furniture, fixtures and other purchases and leasehold improvements is due to expansion at the Company's corporate headquarters in 1998.


Acquisitions

     The Company paid $10.5 million cash in 1999 for acquisitions and a license agreement compared to $37.6 million cash during 1998. The acquisitions in 1999 were primarily financed using internally generated cash from operations.

     The  Company's  growth  strategy  includes  developing  services  for niche markets plus acquisitions that fit the business model and/or competitive strategies. The Company closed on several acquisitions during 1999. The Company closed on two acquisitions during the first quarter, amended the SmartServ Online (SSOL) licensing agreement in the second quarter and closed on one acquisition during the fourth quarter. Included in the first quarter of 1999 was the acquisition of Paragon Software, Inc., an Internet company that supplies real-time streaming quotes under the product name InterQuote (www.interquote.com). In May 1999, the Company completed an amendment to its existing license agreement with SSOL and its services, primarily DTN.IQ (www.DTNIQ.com), to create a long-term business relationship with SSOL including an exclusive, perpetual, worldwide license. The Notes to the Consolidated Financial Statements have more detail on all acquisitions and the completed license agreement (See footnote 4 - Acquisitions).

Investment in Affiliate

     In December of 1999, the Company and Photon Research Associates, Inc. (PRA) formed a joint venture company, EarthScan Network, Inc. (EarthScan). EarthScan will deliver the most sophisticated satellite images available to farmers and their suppliers through the Internet (www.EarthScan.com).

     DTN and PRA each have approximately a 47% ownership of EarthScan and have 50% voting rights. DTN contributed $3.0 million to EarthScan, $.5 million cash and a $2.5 million note. The note will be paid as the venture requires funds for operating and investing activities.

CASH FLOW FROM FINANCING ACTIVITIES

     In 1999, net cash used by financing activities of $16.0 million was the result of a decrease in term debt outstanding of $21.6 million offset by the proceeds from the exercise of stock options of $5.6 million.

     In 1998, net cash provided by financing activities of $23.5 million was primarily the result of an increase in total debt outstanding of $27.5 million. The increase in debt outstanding was primarily due to an increase of $51.0 million in the revolving credit line to fund acquisitions and capital expenditures. The Company made $24.8 million of principal payments on term notes and $5.2 million of payments on debt acquired through acquisitions. The Company also financed the prepayment of the $15.0 million 11.25% Senior Subordinated Notes due 2004 and the $1.1 million prepayment cost with $16.0 million of term notes and revolver.

FACTORS THAT MAY AFFECT FUTURE RESULTS

     Acquisitions - The Company's strategy includes continued growth through acquisitions of complimentary services, technologies or businesses, which may result in the diversion of management's attention from the day-to-day operations of the Company's business. Other risks include, but are not limited to, possible difficulties in the integration of operations, products and personnel,

                                       34
difficulty in applying internal controls to acquired businesses and particular problems, liabilities or contingencies related to the businesses being acquired. If efforts to integrate past or future acquisitions fail, there could be a material adverse effect on the Company's business, financial condition, results of operations and cash flows. The Company plans to pursue opportunities that it believes fit its business strategy.

     Competition - The Company operates in a highly competitive environment, competing with information and communication services utilizing various types of electronic media including satellite delivery, the Internet, TV Cable delivery, electronic bulletin boards, television, radio, cellular, and telephone communications. In addition to the various electronic publishers, the Company competes with print media and "old information gathering habits." Many of the Company's actual and potential competitors have substantially greater resources than the Company.

     Indebtedness - The Company anticipates that internally generated cash flow and its bank credit lines will be sufficient to fund short term and long term operating activities, capital expenditures and service interest and principal payments on long-term debt.

     Inflation - The Company believes that inflationary trends have a limited effect on the business. However, since a large percentage of the Company's subscribers and revenues are related to the agricultural industries, the general state of the agricultural economy may impact the Company's business operations and financial condition.

     Technology - The business of the Company is subject to the continuous changes in information distribution technology affecting how information is distributed to the Company's customers. Currently, the two primary information distribution technologies the Company utilizes for the delivery of information are satellite and Internet. Other technologies used are the FM side band channels, VBI (vertical blanking interval through a cable TV signal), leased land lines, wireless, E-mail and Fax. The Company is not aware of any other technology that may replace the current electronic delivery systems and equipment at a competitive price. New developments in electronic hardware capabilities and in data distribution technologies could cause the Company's delivery systems and equipment to become obsolete, economically inefficient or less attractive compared to available alternatives. The improvement and enhancement (and subsequent lower cost) of delivery technologies like the Internet, are providing the Company with alternatives to its largest delivery method, which is satellite.

     Year 2000 (Y2K) - The Company engaged in a comprehensive review of its computer systems to identify and remediate the systems that could be affected by the Year 2000 issue. The Company assessed its state of readiness in the areas of service delivery, customer service, cash flow and physical environment. This was accomplished in four phases 1) inventory, 2) assessment of business impact, 3) remediation and 4) testing and management of subsequent changes. These phases were all completed by December 31, 1999.

     The Company used existing internal resources to complete all work on the four phases, and the cost of using internal resources through December 31, 1999 was $1.2 million. The Company expects that the cost of making any on-going changes will not be significant and will be less than $.2 million.

     The Company continues to maintain a formal contingency plan that would be employed in the event of any Y2K failures. Subsequent to January 1, 2000 and through this report date of February 9, 2000, the Company has not experienced any material Y2K failures.

     Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board issued Statement No. 133. "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), that would have been effective January 1, 2000. In June 1999, the Financial Accounting Standards Board issued Statement No. 137, "Accounting for Derivatives Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No 133", postponing the effective date for implementing SFAS 133 to fiscal years beginning after June 15, 2000. The Company will adopt this Statement effective January 1, 2001. At this time, the Company believes the impact of adopting this Statement should not be significant to the results of operations or financial position.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101 related to revenue recognition in financial statements. This SAB will affect the Company's recognition of service initiative fees to require these fees to be deferred and recognized over the term of the service arrangement or the expected period of performance. The Company has not completed the process of evaluating the impact of adopting this SAB. The Company anticipates adopting the SAB in the first quarter of 2000 with a cumulative effect adjustment as a change in accounting principles in accordance with APB Opinion No. 20, Accounting Changes.

SUBSEQUENT EVENT

     On March 3, 2000, the Company entered into a definitive agreement with Veronis, Suhler & Associates Communications Partners III, LP (VS&A III) whereby VS&A III will make a tender offer to all of the Company's shareholders at a

                                       35
price of $29.00 per share. The tender offer is subject to the tender of at least 90% of the outstanding shares as of March 1, 2000. If less than 90% of the outstanding shares are tendered, the Company will merge with an affiliate of VS&A III at the same per share price. Closing of the transaction is subject to government and shareholder approvals and other customary conditions, and is expected to occur during the second quarter of 2000.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

     The risk inherent in the Company's market risk sensitive instruments and positions is the potential loss arising from adverse changes in interest rates and equity prices, as discussed below.

     Interest Rates - The Company's earnings are affected by changes in interest rates due to the impact those changes have on its variable-rate debt instruments. The Company has three components that make up its total loan debt:
1) Fixed Term Notes, 2) Variable Term Notes and 3) Revolving Credit Line. Assuming a hypothetical 10% change in 1999 and 1998 interest rates, the following is an analysis of what the impact would have been on 1999 and 1998 interest expense:

                             Debt Balance           Percent            Interest
--------------------------------------------------------------------------------

Fixed Term Notes             $  32,425,500            31%            $        -
Variable Term Notes             15,194,499            15%               113,400
Revolving Credit Line (a)       55,500,000            54%               412,900
Total                        $ 103,119,999           100%            $  526,300

                                                     1998
                             Debt Balance           Percent            Interest

Fixed Term Notes             $  49,822,540            41%            $        -
Variable Term Notes             16,926,000            14%               153,400
Revolving Credit Line (a)       55,500,000            45%               178,500
Total                        $ 122,248,540           100%            $  331,900



(a) The Company's Revolving Credit Agreement includes the ability to fix the revolving credit line based on the Revolving Credit Rate in effect at the beginning of the month (see Note 9). The ability to look back to the interest rates at the beginning of the month, reduces the market risk of an increase in First National Bank of Omaha's "National Base Rate".

     Market risk for fixed-rate term debt is estimated as the potential change in fair value from a hypothetical change in interest rates. The Company had $32,425,500 and $49,822,540 of fixed term debt with an estimated fair value of $32,452,043 and $50,395,940 or an increase of $26,543 and $537,400 as of
December 31, 1999 and 1998, respectively. The fair value was calculated using existing terms of the debt and interest rates present valued at the Company's current available term debt rate (See Note 9).

     Warrants - The Company has an investment in security, due to warrants in SmarServ Online (SSOL), in which the value is related to the market price of the stock. The implication of a change in value, due to market price changes, is not reflected in the Company's net income (loss) but does affect comprehensive income (loss) and Shareholders' Equity. The market price of SSOL as of December 31, 1999 was $19.72 and as of the report date of February 9, 2000, the market price was $133.

RESULTS OF OPERATIONS

Revenues and Operating Cash Flow
in millions of dollars


                        1995            1996            1997            1998            1999
                        ----            ----            ----            ----            ----
Revenues                62.3            98.4            126.4           149.0           166.5
Operating Cash Flow     23.2            40.4            54.7            58.8*           62.7*
                                                                        53.0            57.9

*Pro-Forma results before non-recurring satellite costs of $5.8 million for 1998 and non-recurring severance costs of $.7 million and loss on sale of radar operations of $4.1 million for 1999.

GENERAL OVERVIEW

     The financial dynamics of DTN's business operations are similar to businesses that sell monthly subscriptions such as electronic publications and communications and cable TV companies. The financial dynamics are similar because DTN makes an initial investment of variable marketing costs to obtain new subscribers (generally a one year subscription agreement) and the Company makes a capital expenditure to provide the subscriber with the necessary equipment to receive the Company's satellite based services. Internet subscribers utilize their own personal computer.

     In addition, DTN has a level of fixed costs, including satellite leases, certain news, weather, quotes and information providers along with general and administrative expenses, not directly affected by the number of subscribers receiving the Company's services.

SALE OF RADAR OPERATIONS

     In December of 1999, the Company sold the radar operations of its Kavouras, Inc. subsidiary. The assets were sold for $1.3 million and the Company recorded a pre-tax loss of $4.1 million, which was included in operating expenses. The breakdown of these expenses were as follows: 1) $3.2 million related to the sale of the inventory, fixed assets, and intangibles, 2) an accrual of $1.2 million for costs related to the severance of approximately 30 radar operations employees not retained by Kavouras (of which, $.3 million was paid in 1999) and
3) the accrual of $.9 million for other operation closing costs. The radar operations recorded negative direct operating cash flow (not including allocated Kavouras administration expenses) for 1999 and 1998 of $1.3 million and $.8 million on revenues of $1.5 million and $2.5 million respectively.

NON-RECURRING COSTS
Satellite Costs (Galaxy IV)

     On May 20, 1998, nearly all of the Company's 159,000 subscribers were unable to receive their data due to loss of control of the Galaxy IV satellite by PanAmSat. This satellite was used by the Company to transmit service to nearly all its subscribers. By May 21, 1998, solutions were available for all subscribers, however, the impacts on DTN operations were significant.

                                       36

     The costs related to the failure of Galaxy IV include telecommunications, overtime labor, satellite costs and customer communications and these unusual, non-recurring satellite costs were $5.8 million and recorded in May of 1998. These costs included costs to convert subscribers to the new satellite and handle the large customer service call volume, duplicate satellite charges and other service costs related to this change.

     Although the Company believes the charge was reasonable, the impact and cost of customer retention is more difficult to quantify and actual costs may have varied. The Company's management believes the impact from this problem will not significantly impact the longer-term growth prospects of the Company.

Severance Costs

     During the first quarter of 1999, the Company incurred non-recurring costs of $.7 million for severance payments primarily related to the resignation of the Company's Chairman and CEO. The former Chairman and CEO received a $.5 million cash severance payment, as approved by the Board of Directors, upon his resignation in March of 1999.


OPERATING CASH FLOW (EBITDA)

     The Company's operating cash flow (operating income before depreciation and amortization expense), known in the industry as EBITDA (earnings before interest, taxes, depreciation and amortization expenses), is a key indicator monitored by DTN management.

     EBITDA should not be considered in isolation from, or as a substitute for, operating income, net income or cash flows from operating activities computed in accordance with generally accepted accounting principles. While not a required disclosure under generally accepted accounting principles, EBITDA is a widely used measure of a company's performance in its industry. EBITDA assists in comparing performance on a consistent basis without regard to depreciation and amortization, which may vary significantly depending on accounting methods (particularly when acquisitions may be involved). Management of the Company believes that EBITDA is a meaningful measure given the widespread industry acceptance as a basis for financial analysis. Further, certain covenants of the Company's debt agreements are based upon EBITDA, as defined above. Due to the variety of methods that may be used by companies and analysts to calculate EBITDA, the EBITDA measures presented herein may not be comparable to that presented by other companies.

     The following graph details the trend in operating cash flow as a percentage of revenue to illustrate operating leverage.

Operating Cash Flow
percent of revenue

1995            1996            1997            1998            1999
----            ----            ----            ----            ----

37              41              43              40*             38*
                                                36              35
     *Pro-Forma results before non-recurring satellite costs of $5.8 million for 1998 and non-recurring severance costs of $.7 million and loss on sale of radar operations of $4.1 million for 1999.

     Growth in operating cash flow results from a growing base of subscribers, as well as, increased revenues per subscriber covering the Company's fixed expenses. Operating cash flow for 1999 increased 9% to $57.9 million compared to $53.0 million for 1998. Excluding non-recurring severance costs of $.7 million and loss on sale of radar operations of $4.1 million in 1999 and the non-recurring satellite costs of $5.8 million in 1998, operating cash flow for 1999 would have been $62.7 million compared to $58.8 million for 1998.

     Operating cash flow as a percent of revenue (operating cash flow margin) for 1999 was 34.8% compared to 35.6% for 1998. Excluding the non-recurring costs, and loss on sale of radar operations, operating cash flow margin for 1999 would have been 37.7% compared to 39.5% for 1998.

     Kavouras equipment sales have lower operating cash flow margins and have decreased the Company's total operating cash flow margin. A further analysis shows that, excluding the Kavouras operating results, non-recurring costs, and loss on sale of radar operations, operating cash flow margin for 1999 would have been 43.2% compared to 42.5% for 1998.

FREE CASH FLOW

     Free cash flow is defined as operating cash flow (EBITDA) less property and equipment capital expenditures and interest, and is a measurement used by DTN's management team to monitor the Company's source of funds available to grow the business. Free cash flow for 1999 increased 68% to $25.9 million compared to $15.4 million for 1998.

     Property and equipment capital expenditures for 1999 were down 20% to $23.2 million compared to $29.1 million for 1998. Included in 1999 and 1998 were $8.6 million and $3.1 million, respectively of one-time expenditures primarily for satellite equipment, the DTN for Windows (DIRECTV) project, and other new product initiatives.

     Excluding the non-recurring costs, and one-time capital expenditures, free cash flow for 1999 would have increased 62% to $39.3 million compared to $24.3 million for 1998.

                                       37

DEBT LEVERAGE RATIO

     The Company's debt leverage ratio is defined as total long-term debt (including current portion) divided by last twelve months operating cash flow (EBITDA). The debt leverage ratio was 1.8 for the period ended December 31, 1999 compared to 2.3 for the period ended December 31, 1998.

     The debt leverage ratio at December 31, 1999 is based on $103.1 million of total long-term debt (including current portion) divided by $57.9 million of last twelve months operating cash flow (EBITDA) for the twelve month period ending December 31, 1999. This ratio demonstrates the Company's ability to pay off total long-term debt (including current portion) in 1.8 years. The debt leverage ratio at December 31, 1998 is based on $122.2 million of long-term debt (including current portion) divided by $53.0 million of last twelve months operating cash flow (EBITDA) for the twelve month period ending December 31, 1998.

NET DEVELOPMENT COSTS

     Operating cash flow is affected by the Company's research and development activities. DTN accumulates research and development activities as "Net Development Costs". The Company defines "Net Development Costs" as 1) market research activities, 2) hardware and software engineering, research and development, and 3) the negative operating cash flow (prior to corporate allocations plus interest) of new services. The Company includes new services in the "Net Development Costs" classification until the service shows positive operating cash flow prior to corporate allocations plus interest for a full quarter. The service becomes a core service after reaching this level in the developmental process.

     During 1998, the Company's developmental activities increased to $6.5 million compared to $5.2 million for 1997, with the Kavouras operations (acquired in July 1998) contributing $1.3 million. Operating cash flow margin in 1998 declined to 35.6% compared to 43.3% in 1997. This decline was primarily due to the $5.8 million non-recurring satellite costs and the Kavouras operations as discussed in the Operating Cash Flow segment above. Core services operating cash flow margin for 1998 decreased to 40.8% compared to 48.5% for 1997. Excluding Kavouras operating results and non-recurring satellite costs, core services operating cash flow margin for 1998 would have been 48.1% compared to 48.5% for 1997.

     During 1999, the Company's development activities increased to $7.3 million compared to $6.5 million for 1998, with the Kavouras operations contributing $2.5 million. Operating cash flow margin decreased to 34.8% in 1999 compared to 35.6% in 1998. Core services operating cash flow margin for 1999 was 39.4% compared to 40.7% for 1998. Excluding Kavouras operating results, non-recurring costs, and loss on sale of radar operations, core services operating cash flow margin for 1999 would have been 48.5% compared to 48.1% for 1998.

1999 COMPARED TO 1998

     The 1999 operating results were affected by a continued weak agriculture economy, the sale of the radar business and strategic acquisitions completed by the Company. The operating results for 1999 include twelve months of the operations of Kavouras, Inc. (Kavouras), acquired in July 1998. The Kavouras operations, including the Weather Services Corporation (WSC) operations, are included in the Weather Services division of the Company.
                                                                    PERCENT
In Thousands                     1999             1998              CHANGE
-------------------------------------------------------------------------------

Subscribers                      166.9             159.3               5 %
Revenues                      $166,509          $148,986              12 %
Operating cash flow             57,884            53,014               9 %
Operating income                 4,157             4,163               -
Net loss                      $ (3,707)         $ (3,743)              1 %



REVENUES

     Total revenue increased 12% for 1999 compared to 1998. Recurring operating revenues, consisting of subscriptions, additional services, communications and advertising, increased to $80 per subscriber per month for 1999 compared to $74 for 1998.

     The Company attributes the revenue increases for 1999 compared to 1998 primarily to revenue generated by the increase in subscribers, an increase in average subscription rates and acquisitions. At a segment level, three of the Company's main segments (Weather Services, Financial Services and Energy Services) showed solid revenue growth for 1999 compared with the prior year. This growth was primarily driven by an increasing subscriber base and acquisitions, as well as, upgrading the existing customers to more sophisticated and higher priced services. The Ag Services segment showed a decrease in revenue for 1999 compared with the prior year, due to the continued weakness in the agricultural economy. The increase in total Company revenues resulted in total revenues per subscriber per month increasing to $85 for 1999 compared to $77 for 1998.

     Subscriptions - Subscription revenue for 1999 grew 12% to $134.0 million compared to $119.5 million for 1998. The increase was primarily due to acquisitions completed in 1999 and 1998, increases in total subscribers, and the ability to move subscribers to higher priced services. The increase in total subscribers in 1999 was primarily due to acquisition activities. The Company added 7,500 subscribers from acquisitions. The Weather, Financial Services and Energy divisions all increased subscribers on a net basis. Agriculture subscribers declined but the retention rate improved in 1999 compared to 1998. The Kavouras operations (including WSC operations) contributed $13.2 million of subscription revenue to the Weather Services division of the Company for 1999 and $5.1 million for 1998 on a consolidated basis. This revenue accounted for 56% of the $14.4 million increase in the Company's subscription revenues for 1999 and 28% of the $18.3 million increase for 1998.

                                       38

     The increase in subscribers from new subscription sales and acquisitions for 1999 resulted in total subscription revenues on a per subscriber per month basis of $68 compared to $62 for 1998. The Company continues to add new subscribers at higher subscription rates. Subscription revenue per subscriber, per month for all new subscription sales in 1999 was $74.

     Equipment Sales - The Company's July 1, 1998 acquisition of Kavouras, Inc., added a new market niche for the Company, the manufacture and sale of various meteorological equipment and radar systems. The Kavouras acquisition added $6.1 and $4.8 million of meteorological equipment and radar sales for 1999 and 1998, respectively. This accounted for the majority of the Company's equipment sales for 1999 and 1998.

     In December 1999, the Company sold the radar operations of Kavouras, Inc. The Kavouras radar revenues were $1.5 million for 1999 and $2.5 million for 1998. The revenues from meteorological equipment grew to $4.6 million compared to $2.3 million for 1998 primarily due to the introduction of the Triton RT system.

     Additional Services - The Company offers a variety of "a la carte" optional services. Additional services revenues grew 13% for 1999 compared to 1998. This increase is primarily due to the growth in the Financial Services and Energy segments related to new products and acquisitions.

     Communication Services - The growth in communications revenue was primarily in the Energy Services division. The DTNergy service transmits refiner prices and communications to wholesaler/subscribers. The number of refiner communications (messages) increased and helped produce a total company revenue growth of 15% for 1999 over 1998.

     Advertising - Advertising revenue fell 9% to $3.1 million for 1999, compared to $3.5 million for 1998. The Agricultural Services division accounts for the majority of advertising revenues, therefore, the agriculture economy has negatively impacted the 1999 and 1998 advertising revenues of the Company.

     Service Initiation Fees - Service initiation fees revenue for 1999 fell 30% to $2.3 million compared to $3.3 million for 1998. This decline is due to discounting in the Agricultural Services division, the direct result of the weak agricultural economy.

EXPENSES

     Total operating expenses for 1999 increased 12% to $162.4 million compared to $144.8 million for 1998. Excluding the non-recurring severance costs of $.7 and $4.1 million loss on sale of radar operations for 1999 and non-recurring satellite costs of $5.8 million for 1998, total expenses for 1999 and 1998 would have been $157.5 million and $139.0 million, respectively. The increase in total operating expenses, excluding non-recurring costs, was primarily due to having the Kavouras operations (including WSC operations) for 12 months in 1999 compared to 6 months in 1998 and the amortization expense from acquisitions. Total operating expenses (excluding sales commissions, cost of equipment sales, non-recurring costs and loss on sale of radar operations) increased on a per subscriber per month basis to $71 for 1999 compared to $65 for 1998.

     Selling, General and Administrative - Selling, general and administrative expenses on a per subscriber per month basis for 1999 increased to $44 compared to $39 for 1998. These costs increased in 1999 as a result of expenses associated with acquisitions. Selling, general and administrative expenses in 1999 grew 15% compared to 1998 and as a percentage of revenue increased to 52% in 1999 compared to 50% in 1998. Selling, general and administrative expenses, excluding selling, general and administrative related to the Kavouras operations (including WSC operations), remained flat in 1999 compared to 1998.

     Cost of Equipment Sales - Cost of equipment sales for 1999 and 1998 were $5.2 million and $4.2 million, respectively. These expenses were primarily the direct result of the Kavouras acquisition which brought a new market niche for the Company, the manufacture and sale of various meteorological equipment and radar systems. The Kavouras radar operation was sold in December of 1999. Cost of equipment sales related to the radar operations were $1.8 million in 1999 compared to $2.5 million in 1998.

     Sales Commissions - Sales commissions are generated from new subscription sales and cash flows related to the DTNergy service. Sales commissions increased 13% during 1999 compared to 1998. This increase is primarily a result of Kavouras operations (including WSC operations) and an increase in DTNergy cash flows in which sales commissions in the energy division are based. Sales commissions, excluding sales commissions related to the Kavouras operations, grew 9% in 1999 compared to 1998.

     Depreciation and Amortization - Depreciation and amortization expense for 1999 increased 10% to $53.7 million compared to $48.9 million for 1998. This increase is primarily due to the increase in amortization related to the intangible assets (primarily goodwill) from acquisitions. As a percentage of total revenues, depreciation and amortization expense for 1999 was 32% compared to 33% in 1998. Depreciation and amortization expense for 1999, excluding depreciation and amortization related to the Kavouras operations, grew 4% in 1999 compared to 1998.

     Loss on Sale of Radar Operations - The loss on the sale of radar operations was $4.1 million for 1999. This loss was due to the sale of the Kavouras radar operations in December of 1999. The loss included the sale of assets, severance and other operation closing costs.

OPERATING INCOME
     Operating income (EBIT) was $4.2 million for 1999 and 1998, respectively. Excluding non-recurring severance costs of $.7 million and $4.1 million loss on sale of radar operations in 1999 and non-recurring satellite costs of $5.8 million for 1998, operating income for 1999 would have been $9.0 million compared to $10.0 million for 1998. Operating income excluding non-recurring

                                       39
costs and loss on sale of radar operations, and before amortization expenses related to acquisitions increased 18% to $21.7 million for 1999 compared to $18.4 million for 1998.

INTEREST EXPENSE
     Interest expense for 1999 increased 4% to $8.8 million compared to $8.4 million for 1998. This increase is primarily due to higher average debt outstanding. As a percentage of total revenue, interest expense for 1999 decreased to 5% compared to 6% for 1998.

EQUITY IN LOSS OF AFFILIATE
     The equity loss of affiliate for 1999 was $.2 million. This loss is the result of the joint venture formed by the Company and Photon Research, Inc. in December of 1999. The losses are a result of certain operating costs at the start of the joint venture.

OTHER INCOME (EXPENSE)
     During 1998, the Company received a federal income tax refund from amended returns for prior years and as a result, recorded one time interest income of $181,000 from those refunds.

INCOME TAX BENEFIT
     The Company's federal and state effective tax benefit rate was 23% and 34% for 1999 and 1998, respectively. The change is primarily due to non-deductible goodwill from acquisitions.

LOSS BEFORE EXTRAORDINARY ITEM
     The loss before extraordinary item for 1999 was $3.7 million or $.32 per share on a diluted basis compared to a loss of $2.7 million or $.24 per share for 1998. Excluding the non-recurring severance and satellite costs and the loss on the sale of radar operations, the loss before extraordinary item for 1999 would have been $.6 million or $.05 per share on a diluted basis compared to income of $1.0 million or $.09 per share on a diluted basis for 1998.

EXTRAORDINARY ITEM, NET OF TAX
     During the first quarter of 1998, the Company refinanced the $15,000,000 11.25% Senior Subordinated Notes due 2004 with 7.5% Senior Term Notes. The Company incurred a one-time charge to earnings of $1.1 million, net of tax, or $.09 per share on a diluted basis. This one-time charge was for the pre-payment penalties and write-offs for debt issuance and discount costs not fully amortized related to the subordinated notes.

NET INCOME (LOSS)
     The net loss for 1999 was $3.7 million or $.32 per share on a diluted basis compared to a net loss of $3.7 million or $.33 per share for 1998. Excluding the non-recurring severance and satellite costs, loss on the sale of radar operations and the extraordinary item discussed above, the net loss for 1999 would have been $.6 million or $.05 per share on a diluted basis compared to net income of $1.0 million or $.09 per share on a diluted basis for 1998.

1998 COMPARED TO 1997
     The 1998 operating results were affected by the weak agriculture economy, the satellite outage and the strategic acquisitions completed by the Company. The operating results for 1998 include six months of the operations of Kavouras, Inc. (Kavouras), acquired in July 1998. The Kavouras operations are included in the Weather Services division of the Company. Operating income declined primarily due to the $5.8 million non-recurring satellite costs and higher amortization expense related to acquisitions.


                                                                      PERCENT
In Thousands                     1998              1997                CHANGE
------------------------------------------------------------------------------

Subscribers                      159.3             158.8                   -
Revenues                      $148,986          $126,374                18 %
Operating cash flow             53,014            54,699                (3)%
Operating income                 4,163            12,383               (66)%
Net income (loss)               (3,743)            2,236                   -


REVENUES

     Total revenue increased 18% for 1998 compared to 1997. Recurring operating revenues, consisting of subscriptions, additional services, communications and advertising, increased to $74 per subscriber per month for 1998 compared to $66 for 1997.

     Subscriptions - Subscription revenue for 1998 grew 18% to $119.5 million compared to $101.2 million for 1997. The increase was primarily due to acquisitions completed in 1998, increases in total subscribers, and the ability to move subscribers to higher priced services. The increase in total subscribers in 1998 was primarily due to acquisition activities. The Company added 3,300 subscribers from acquisitions and incurred a loss of 2,800 subscribers, excluding the acquired subscribers, due to lower retention. The Company believes the lower retention is due to lower commodity prices in the Agriculture industry and the Galaxy IV satellite outage. The Kavouras acquisition contributed $4.5 million of subscription revenue on a consolidated basis to the Weather Services division of the Company. This revenue accounted for 24% of the $18.3 million increase in the Company's subscription revenues.

     The Company continues to add new subscribers at higher subscription rates. Subscription revenue per subscriber, per month for all new subscription sales in 1998 was $77 compared to $68 for 1997. The increase in subscribers from new subscription sales and acquisitions resulted in total subscription revenues on a per subscriber per month basis to increase for 1998 to $63 compared to $55 for 1997.

     Equipment Sales - The Company's July 1, 1998 acquisition of Kavouras, Inc., in Minneapolis, added a new market niche for the Company, the manufacture and

                                       40
sale of various meteorological equipment and radar systems. The Kavouras acquisition added $4.8 million of meteorological equipment and radar sales for 1998. This accounted for the majority of the Company's equipment sales for 1998.

     Additional Services - The Company increased the number of information services through "a la carte" optional services (230 in 1998 versus 200 in 1997). The growth in services, subscribers and marketing efforts resulted in a 5% increase in additional service revenues.

     Communication Services - The growth in communications revenue was primarily in the Energy Services division. The DTNergy service transmits refiner prices and communications to wholesaler/subscribers. The number of refiner communications increased and produced a revenue growth of 7% in 1998 over 1997.

     Advertising - Advertising revenue fell 9% to $3.5 million for 1998, compared to $3.8 million for 1997. Advertising had a record year in 1997 fueled by strong advertising related to new product introductions by companies in the agriculture industry. The Agricultural Services division accounts for the majority of advertising revenues, therefore, the recent downturn in the agriculture economy has negatively impacted the 1998 advertising revenues of the Company.

     Service Initiation Fees - Service initiation fees revenue for 1998 fell 29% to $3.3 million compared to $4.6 million for 1997. This decline is due to slower sales in the Agricultural Services division, the direct result of the weak agricultural economy, and the inability of the Company's sales force to focus on new sales while assisting subscribers for three months related to the satellite outage.

EXPENSES

     Total operating expenses for 1998 increased 27% to $144.8 million compared to $114.0 million for 1997. Excluding the $5.8 million of non-recurring satellite costs related to Galaxy IV, total expenses for 1998 increased 22% compared to 1997. The increase in total operating expenses, excluding non-recurring satellite costs, was primarily due to the Company's growth in subscribers, initiatives to expand distribution programs, the $11.2 million of operating expenses from the Kavouras operations (including $4.1 million of costs of equipment sales) and the amortization expense from other acquisitions. Total operating expenses (excluding sales commissions, cost of equipment sales and non-recurring satellite costs) increased on a per subscriber per month basis to $65 for 1998 compared to $57 for 1997.

     Selling, General and Administrative - Selling, general and administrative expenses on a per subscriber per month basis for 1998 increased to $39 compared to $34 for 1997. These costs increased in 1998 as a result of expenses associated with acquisitions and the initiatives to expand distribution programs. Selling, general and administrative expenses in 1998 grew 21% compared to 1997 and as a percentage of revenue increased to 50% compared to 49% in 1997. Selling, general and administrative expenses, excluding selling, general and administrative related to the Kavouras operations, grew 13% in 1998 compared to 1997.

     Cost of Equipment Sales - Cost of equipment sales for 1998, was $4.2 million. These expenses were primarily the direct result of the Kavouras acquisition which brought a new market niche for the Company, the manufacture and sale of various meteorological equipment and radar systems.

     Sales Commissions - Sales commissions are generated from new subscriptions sales and cash flows related to the DTNergy service. Sales commissions increased 12% during 1998 compared to 1997. This increase is due to incentive programs to the national sales force and sales management related to initiatives to expand distribution programs. Sales commissions, excluding sales commissions related to the Kavouras operations, grew 7% in 1998 compared to 1997.

     Depreciation and Amortization - Depreciation and amortization expense for 1998 increased 15% to $48.9 million compared to $42.3 million for 1997. These increases are primarily due to the increase in subscriber equipment for the added subscribers, increase in subscriber equipment inventory and amortization related to the intangible assets (primarily goodwill) from acquisitions. As a percentage of total revenues, depreciation and amortization expense for 1998 and 1997 remained level at 33%. Depreciation and amortization expense for 1998, excluding depreciation and amortization related to the Kavouras operations, grew 11% in 1998 compared to 1997.

OPERATING INCOME
     Operating income (EBIT) for 1998 decreased 66% to $4.2 million compared to $12.4 million for 1997. Excluding the $5.8 million non-recurring satellite costs related to Galaxy IV, operating income for 1998 was $10.0 million compared to $12.4 million for 1997. These decreases in operating income for 1998 are primarily related to lower operating income from acquired operations due to lower operating cash flow margins and increased amortization expense. Amortization expense related to acquisitions was $8.4 million for 1998 compared to $5.9 million for 1997.

INTEREST EXPENSE
     Interest expense for 1998 decreased 7% to $8.4 million compared to $9.1 million for 1997. In the first quarter of 1998 the Company refinanced its 11.25% Senior Subordinated Notes down to 7.5% Senior Term notes which had a direct impact on interest expense in 1998 compared to 1997. As a percentage of total revenue, interest expense for 1998 decreased to 6% compared to 7% for 1997.

                                       41

OTHER INCOME (EXPENSE)
     During 1998, the Company received a federal income tax refund from amended returns for prior years and as a result, recorded one time interest income of $181,000 from those refunds.

INCOME TAX PROVISION (BENEFIT)
     The Company's federal and state effective tax rate was 34% for both 1998 and 1997.

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM
     The loss before extraordinary item for 1998 was $2.7 million or $.24 per share on a diluted basis compared to income of $2.2 million or $.19 per share for 1997. Excluding the non-recurring satellite costs, the income before extraordinary item for 1998 would have been $1.0 million or $.09 per share on a diluted basis.

EXTRAORDINARY ITEM, NET OF TAX
     During the first quarter of 1998, the Company refinanced the $15,000,000 11.25% Senior Subordinated Notes due 2004 with 7.5% Senior Term Notes. The Company incurred a one-time charge to earnings of $1.1 million, net of tax, or $.09 per share on a diluted basis. This one-time charge was for the pre-payment penalties and write-offs for debt issuance and discount costs not fully amortized related to the subordinated notes.

NET INCOME (LOSS)
     The net loss for 1998 was $3.7 million or $.33 per share on a diluted basis compared to net income of $2.2 million or $.19 per share for 1997. Excluding the non-recurring satellite costs and the extraordinary item discussed above, the net income for 1998 would have been $1.0 million or $.09 per share on a diluted basis.

                                       42

(Photograph)
DTN's accounting functions span several divisions and geographical locations, all under the watchful eye of Daniel A. Petersen, Corporate Controller and Treasurer, and his team.

Management's Responsibility for Financial Statements

To Our Stockholders:
     The management of Data Transmission Network Corporation is responsible for the preparation, integrity and objectivity of the accompanying financial statements and related notes. To meet these responsibilities, we maintain a system of internal controls to provide reasonable assurance that assets are safeguarded and transactions are properly authorized and recorded.

     The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts based upon our estimates and judgments, as required. The financial statements have been audited by Deloitte & Touche LLP who have expressed their opinion, presented below, with respect to the fairness of the statements. Their audit included a review of the system of internal control and tests of transactions to the extent they considered necessary to render their opinion.

     The Audit Committee of the Board of Directors is composed solely of outside directors. The Audit Committee meets periodically with our independent auditors and management to review accounting, auditing, internal control and financial reporting matters.

/s/ Greg T. Sloma                        /s/ Brian L. Larson
----------------------                   -------------------------
Greg T. Sloma                            Brian L. Larson
President                                Senior Vice President
Chief Operating Officer                  Chief Financial Officer and Secretary




Independent Auditor's Report

Board of Directors and Stockholders
Data Transmission Network Corporation

     We have  audited  the  accompanying  consolidated  balance  sheets  of Data
Transmission Network Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Data Transmission Network Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
--------------------------
Deloitte & Touche LLP
Omaha, Nebraska
February 9, 2000
(March 3, 2000 as to note 18)

                                       43

Consolidated Balance Sheets
As of December 31, 1999 and 1998

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                   1999                1998
--------------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets
 Cash                                                                                         $       -            $       -
 Accounts receivable, net of allowance for doubtful accounts of $1,800,000 and $1,300,000       10,073,472           10,475,426
 Note Receivable                                                                                   412,142                 -
 Investment in securities                                                                        3,675,000                 -
 Inventory                                                                                       1,480,922            3,575,580
 Prepaid expenses                                                                                1,961,613            2,219,778
 Deferred commission expense                                                                     2,844,195            2,695,475
                                                                                              ------------         ------------
   Total Current Assets                                                                         20,447,344           18,966,259
Investment in affiliate                                                                          2,788,024                 -
Property and Equipment
 Equipment Used By Subscribers                                                                 258,211,698          244,613,085
 Other Property and Equipment                                                                   47,082,196           38,788,491
                                                                                              ------------         ------------
   Total Property and Equipment                                                                305,293,894          283,401,576
 Less: Accumulated Depreciation                                                                214,172,557          174,164,486
                                                                                              ------------         ------------
   Net Property and Equipment                                                                   91,121,337          109,237,090
Intangible Assets From Acquisitions                                                             92,564,678           82,266,913
 Less: Accumulated Amortization                                                                 30,661,366           18,121,533
                                                                                              ------------         ------------
   Net Intangible Assets                                                                        61,903,312           64,145,380
Other Assets                                                                                     7,743,161            4,836,353
                                                                                              ------------         ------------
Total Assets                                                                                  $184,003,178         $197,185,082
--------------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current Liabilities

 Accounts payable                                                                             $  6,822,995         $  5,820,579
 Accrued expenses                                                                                9,184,969            8,963,856
 Current portion of long-term debt                                                              24,081,667           21,628,542
                                                                                              ------------         ------------
   Total Current Liabilities                                                                    40,089,631           36,412,977
Revolving Debt                                                                                  55,500,000           55,500,000
Long-Term Debt                                                                                  23,538,332           45,119,998
Equipment Deposits                                                                                 383,009              653,753
Unearned Revenue                                                                                26,995,286           27,348,468
Commitments and Contingencies
Shareholders' Equity
 Common stock, par value $.001, authorized 20,000,000 shares, issued 11,985,319
 and 11,516,392                                                                                     11,985               11,516
 Paid-in capital                                                                                41,724,043           35,022,787
 Accumulated deficit                                                                            (6,591,108)          (2,884,417)
 Accumulated other comprehensive income                                                          2,352,000                 -
                                                                                              ------------         ------------
Total Shareholders' Equity                                                                      37,496,920           32,149,886
                                                                                              ------------         ------------
Total Liabilities and Shareholders' Equity                                                    $184,003,178         $197,185,082


The accompanying notes are an integral part of these financial statements.


                                       44

Consolidated Statements of Operations
Years ended December 31, 1999, 1998 and 1997

------------------------------------------------------------------------------------------------------------------------------------
                                                                       1999                    1998                    1997
------------------------------------------------------------------------------------------------------------------------------------
Revenues
 Subscriptions                                                     $  133,991,755         $  119,543,225         $  101,194,290
 Equipment sales                                                        6,727,485              4,871,481                   -
 Additional services                                                    7,976,731              7,059,007              6,694,754
 Communication services                                                12,381,509             10,787,952             10,050,073
 Advertising                                                            3,129,052              3,455,194              3,809,748
 Service initiation fees                                                2,302,070              3,269,487              4,625,487
                                                                   --------------         --------------         --------------
                                                                      166,508,602            148,986,346            126,374,352
Expenses                                                           --------------         --------------         --------------

 Selling, general and administrative                                   86,086,879             74,919,319             61,790,861
 Cost of equipment sales                                                5,205,275              4,192,737                   -
 Sales commissions                                                     12,475,315             11,060,492              9,884,783
 Depreciation and amortization                                         53,727,233             48,850,622             42,315,305
 Loss on sale of radar operations                                       4,121,319                   -                      -
 Non-recurring costs                                                      735,828              5,800,000                   -
                                                                   --------------         --------------         --------------
                                                                      162,351,849            144,823,170            113,990,949
                                                                   --------------         --------------         --------------
Operating Income                                                        4,156,753              4,163,176             12,383,403
 Interest expense                                                      (8,820,476)            (8,449,668)            (9,098,231)
 Equity in loss of affiliate                                             (211,976)                  -                      -
 Other income, net                                                         70,539                217,929                121,909
                                                                   --------------         --------------         --------------
Income (Loss) Before Income Taxes and Extraordinary Item               (4,805,160)            (4,068,563)             3,407,081
 Income tax (benefit) provision                                        (1,098,469)            (1,402,684)             1,171,000
                                                                   --------------         --------------         --------------
Income (Loss) Before Extraordinary Item                                (3,706,691)            (2,665,879)             2,236,081
Extraordinary Item, Net of tax                                               -                 1,076,880                   -
                                                                   --------------         --------------         --------------
Net Income (Loss)                                                  $   (3,706,691)        $   (3,742,759)        $    2,236,081
------------------------------------------------------------------------------------------------------------------------------------
Basic Income (Loss) Per Share
 Income (loss) before Extraordinary Item                           $        (0.32)        $        (0.24)        $         0.20
 Extraordinary Item, net of tax                                              -                     (0.09)                  -
------------------------------------------------------------------------------------------------------------------------------------
 Net Income (loss)                                                 $        (0.32)        $        (0.33)        $         0.20
------------------------------------------------------------------------------------------------------------------------------------
Diluted Income (Loss) Per Share
 Income (loss) before Extraordinary Item                           $        (0.32)        $        (0.24)        $         0.19
 Extraordinary Item, net of tax                                              -                     (0.09)                  -
------------------------------------------------------------------------------------------------------------------------------------
 Net Income (loss)                                                 $        (0.32)        $        (0.33)        $         0.19
------------------------------------------------------------------------------------------------------------------------------------
Basic Shares Outstanding                                               11,734,190             11,358,934             11,100,684
Diluted Shares Outstanding                                             11,734,190             11,358,934             12,082,556


The accompanying notes are an integral part of these financial statements.

                                       45

Consolidated Statement of Shareholders' Equity
Years ended December 31, 1997, 1998 and 1999

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Accumulated
                                                                     Retained                         Other               Total
                              Common       Common      Paid-in       Earnings       Treasury       Comprehensive       Shareholders'
                              Shares        Stock      Capital       (Deficit)        Stock           Income              Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1997    11,074,224    $ 11,074    $ 30,025,990  $ (1,404,602)  $(342,173)       $      -           $ 28,290,289
Net income                                    -               -        2,236,081        -                  -              2,236,081

Treasury stock issued on
 exercise of employee
 stock options                                -               -           26,863     342,173               -                369,036

Issuance of common stock on
 exercise of employee
 stock options                  73,828          74         625,693          -           -                  -                625,767

Tax benefit related to
 exercise of employee stock
 options                                      -            675,000          -           -                  -                675,000
                            ----------    --------    ------------   -----------   ---------        -----------        ------------
Balance, December 31, 1997  11,148,052    $ 11,148    $ 31,326,683   $   858,342   $    -           $      -           $ 32,196,173
Net loss                                      -               -       (3,742,759)       -                  -             (3,742,759)
Issuance of common stock on
 exercise of employee stock
 options                       368,340         368       2,677,308          -           -                  -              2,677,676
Tax benefit related to
 exercise of employee stock
 options                                      -            688,796          -           -                  -                688,796
Issuance of warrants                          -            330,000          -           -                  -                330,000
                            ----------    --------    ------------   -----------   ---------        -----------        ------------
Balance, December 31, 1998  11,516,392    $ 11,516    $ 35,022,787   $(2,884,417)  $    -           $      -           $ 32,149,886
Net loss                                      -               -       (3,706,691)       -                  -             (3,706,691)

Net unrealized investment
 gain                                         -               -             -           -             2,352,000           2,352,000
 Total comprehensive loss                                                                                                (1,354,691)
Issuance of common stock on
 exercise of employee stock
 option                        468,927         469       5,648,256          -           -                  -              5,648,725
Tax benefit related to
 exercise of employee stock
 options                                      -          1,053,000          -           -                  -              1,053,000
                            ----------    --------    ------------   -----------   ---------        -----------        ------------
Balance, December 31, 1999  11,985,319    $ 11,985    $ 41,724,043   $(6,591,108)  $    -           $ 2,352,000        $ 37,496,920


The accompanying notes are an integral part of these financial statements.

                                       46
                                     -338-

Consolidated Statements of Cash Flows
Years ended December 31, 1999, 1998 and 1997

------------------------------------------------------------------------------------------------------------------------------------
                                                                       1999                    1998                      1997
------------------------------------------------------------------------------------------------------------------------------------

Cash Flows From Operating Activities

 Net income (loss)                                                   $  (3,706,691)          $  (3,742,759)         $  2,236,081
 Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
  Depreciation and amortization                                         53,727,233              48,850,622            42,315,305
  Amortization of debt issue costs and discount                             76,642                  38,437               147,880
  Extraordinary loss on early extinguishment of debt                          -                  1,682,880                  -
  Equity in loss of affiliate                                              211,976                    -                     -
  Noncash loss on sale of radar operations                                 630,366                    -                     -
  Deferred income taxes                                                 (2,421,469)             (1,254,753)            1,056,000
 Change in assets and liabilities:
  Accounts receivable                                                      403,404              (1,721,398)           (1,278,437)
  Inventory                                                              2,094,658               1,144,102                  -
  Prepaid expenses                                                         224,565                (851,447)             (180,068)
  Deferred commission expense                                             (148,720)                614,502              (400,469)
  Other assets                                                            (150,950)                   -                     -
  Accounts payable                                                       1,000,360              (3,151,545)              518,361
  Accrued expenses                                                         (98,512)             (2,091,048)           (1,113,749)
  Equipment deposits                                                      (270,744)               (542,752)              (51,175)
  Unearned revenue                                                        (398,182)              3,441,028             4,293,666
                                                                     -------------           -------------          ------------
 Net Cash Provided By Operating Activities                              51,173,936              42,415,869            47,543,395

Cash Flows From Investing Activities
 Capital expenditures:
  Equipment used by subscribers                                        (13,816,323)            (20,341,583)          (21,137,267)
  Other Property and Equipment                                          (9,383,516)             (8,803,636)           (3,367,535)
 Acquisitions                                                          (10,467,165)            (37,621,363)           (5,687,196)
 Proceeds from sale of radar operations                                     64,000                    -                     -
 Note receivable from sale of radar operations                          (1,091,116)                   -                     -
 Investment in affiliate                                                  (500,000)                   -                     -
                                                                     -------------           -------------          ------------
 Net Cash Used By Investing Activities                                 (35,194,120)            (66,766,582)          (30,191,998)

Cash Flows From Financing Activities
 Proceeds:
  Revolving credit line                                                       -                 51,000,000             4,000,000
  Term notes                                                                  -                 16,000,000                  -
  Exercise of stock options                                              5,648,725               2,677,676               994,803
 Payments:
  Term notes                                                           (21,628,541)            (24,810,833)          (22,217,083)
  Debt acquired through acquisitions                                          -                 (5,228,300)                 -
  Subordinated notes and prepayments costs                                    -                (16,125,000)                 -
                                                                     -------------           -------------          ------------
 Net Cash (Used) Provided By Financing Activities                      (15,979,816)             23,513,543           (17,222,280)
                                                                     -------------           -------------          ------------
Net Increase (Decrease) in Cash                                               -                   (837,170)              129,117
Cash at Beginning of Period                                                   -                    837,170               708,053
                                                                     -------------           -------------          ------------
Cash at End of Period                                                $        -              $        -             $    837,170
------------------------------------------------------------------------------------------------------------------------------------
Supplemental Cash Flow Information
 Noncash financing activities:
  Note due to affiliate - exchange for equity interest               $   2,500,000           $        -             $       -


The accompanying notes are an integral part of these financial statements.
                                       47

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies
Principles of Consolidation

     The consolidated financial statements include the accounts of Data Transmission Network Corporation and its wholly owned subsidiaries (the Company or DTN). All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

     The Company provides its subscribers with equipment or access through the Internet to receive information and communications services. DTN charges a recurring subscription fee and in many instances a one-time service initiation fee. The subscriptions are contracted for an initial period of one year and are generally billed quarterly in advance. Payments received in advance for subscriptions, additional services and advertising are deferred and recognized as the services are provided to the subscribers. Equipment sales are recognized when the equipment is shipped. Service initiation fees are recognized in income since these fees are less than the marketing and setup costs related to a new subscriber. Communication services are generally billed monthly in arrears based on the number and length of the messages delivered to subscribers.

Inventory

     Inventories are stated at the lower of cost or market with cost determined on a first in, first out basis.

Deferred  Commission Expense

     Commissions and bonuses which are paid at the time of the initial subscription to sales representatives, to company representatives, or to subscribers for successful customer referrals, are deferred and expensed over the initial twelve-month subscription period.

Equipment Used By Subscribers

     Equipment used by subscribers to receive the Company's electronically transmitted information and communication services is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over a useful life of three to eight years for assets placed in service prior to July 1, 1992, and three to six years for assets placed in service subsequent to July 1, 1992.

Other Property and Equipment

     Other   property  and  equipment  are  stated  at  cost  less   accumulated
depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective classes of assets as follows:


Computer Equipment                                   3-5 years
Software                                             2-3 years
Furniture, Fixtures and Other                        3-7 years
Leasehold improvements                               5-10 years
Building                                              40 years



Intangible Assets

     Intangible assets are stated at cost less accumulated amortization. These costs are amortized using the straight-line method over three to ten years. The carrying value of fixed and intangible assets is periodically assessed by the Company by reviewing the recoverability of the assets over the amortization period based on the projected undiscounted future cash flows of the related business unit. Cash flow projections are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competition and economic conditions.

Income Taxes

     Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Earnings (Loss) Per Share

     Basic earnings per share data are based on the weighted average outstanding common shares during the period. Diluted earnings per share data are based on the weighted average outstanding common shares and the effect of all dilutive potential common shares, including stock options and warrants.

Statement of Cash Flows

     For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. During the years ended December 31, 1999, 1998 and 1997, the Company made interest payments of $8,886,000, $8,367,000 and $8,983,000, respectively. Capital expenditures for subscriber equipment included in accounts payable totalled $342,000 and $1,105,000 at December 31, 1998 and 1997, respectively. The Company paid $934,000 and $136,000 federal income taxes in 1999 and 1998, respectively and no federal income taxes during 1997.

Research and Development

     Expenditures for research and development are charged to expense as they are incurred and approximated $5,777,000, $4,423,000, and $3,059,000 for the years ended December 31, 1999, 1998, and 1997.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of  Financial  Instruments

     Because of their maturities and/or interest rates, the Company's financial instruments generally have a fair value approximating their carrying value. These instruments include accounts receivable, investment in securities,

                                       48
revolving credit and term borrowings, subordinated debt, commercial paper, and trade payables. The Company had $32,425,500 and $49,822,540 of fixed term debt as of December 31, 1999 and 1998 with an estimated fair value of $32,452,043 and $50,395,940. The Company has an investment in security with an estimated fair value of $3,675,000 as of December 31, 1999.

Comprehensive Income

     Unrealized gains and losses on the Company's available-for-sale securities are included in other comprehensive income and separately included as a component of shareholders' equity, net of related deferred taxes.

Accounting  Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement No.
133. "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), that would have been effective January 1, 2000. In June 1999, the Financial Accounting Standards Board issued Statement No. 137, "Accounting for Derivatives Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No 133", postponing the effective date for implementing SFAS 133 to fiscal years beginning after June 15, 2000. The Company will adopt this Statement effective January 1, 2001. At this time, the Company believes the impact of adopting this Statement should not be significant to the results of operations or financial position.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101 related to revenue recognition in financial statements. This SAB will affect the Company's recognition of service initiation fees to require these fees to be deferred and recognized over the term of the service arrangement or the expected period of performance. The Company has not completed the process of evaluating the impact of adopting this SAB. The Company anticipates adopting the SAB in the first quarter of 2000 with a cumulative effect adjustment as a change in accounting principles in accordance with APB Opinion No. 20, Accounting Changes.

Reclassifications

     Certain reclassifications have been made to 1998 amounts to conform to 1999 presentations.

2. Sale of Radar Operation

     In December of 1999, the Company sold the radar operations of its Kavouras, Inc. subsidiary. The assets were sold for $1.3 million and the Company recorded a pre-tax loss of $4.1 million, which was included in operating expenses. The breakdown of these expenses were as follows: 1) $3.2 million related to the sale of the inventory, fixed assets and intangibles, 2) an accrual of $1.2 million for costs related to the severance of approximately 30 radar operations employees not retained by Kavouras (of which, $.3 million was paid in 1999) and
3) the accrual of $.9 million for other operations closing costs. The radar operations recorded negative direct operating cash flow (not including allocated Kavouras administration expenses) for 1999 and 1998 of $1.3 million and $.8 million on revenues of $1.5 million and $2.5 million, respectively.

3. Non-recurring Costs

Severance Costs

     During the first quarter of 1999, the Company incurred non-recurring costs of $735,828 for severance payments to employees, primarily related to the resignation of the Company's Chairman and CEO.

Satellite Costs

     On May 20, 1998, nearly all of the Company's 159,000 subscribers were unable to receive their data due to loss of control of the Galaxy IV satellite by PanAmSat. This satellite was used by the Company to transmit service to nearly all its subscribers.

     The costs related to the failure of Galaxy IV include telecommunications, overtime labor, satellite costs and customer communications and these unusual, non-recurring satellite costs were $5.8 million and recorded in May of 1998.

4. Acquisitions

     The Company has completed the acquisitions described below and all have been accounted for as a purchase. Accordingly, the purchase price has been allocated to the identifiable net assets acquired based upon estimates of their fair market values at the acquisition dates and the excess of purchase price over the estimated fair value of total net assets acquired which was allocated to goodwill. The consolidated financial statements include the operating results from the date of acquisition.

Market Quoters, Northern Data and Market Communications Group LLC

     During the first quarter of 1997, the Company acquired 2,900 real-time commodity subscribers through two separate acquisitions. Approximately 500 of the subscribers were acquired from Market Quoters and Northern Data Services for $750,000 cash. The remaining 2,400 subscribers were acquired from Market Communications Group, LLC (MCG), a joint venture between Reuters America, Inc., and Farmland Industries, Inc. The Company paid $3.6 million cash for the 2,400 subscribers, certain assets and assumed certain liabilities. In total, the Company capitalized approximately $4.5 million as an intangible asset (primarily goodwill) and is amortizing this cost using the straight-line method over three to eight years. The MCG acquisition included the preferred rights to distribute relevant Reuters real-time news and information to the commodities, energy and metals markets.

The Network, Inc.

     In July of 1997, the Company acquired the assets of The Network, Inc., an electronic cotton trading network service. The Company agreed to pay $1,000,000 cash over five years. The Company has the option to terminate the agreement at any time and cease all payments and return the assets to the owner. The Company paid $200,000 cash in 1997, 1998 and 1999, and will pay $200,000 cash on each of

                                       49
the next two anniversary dates. The Company is capitalizing the $200,000 payments when made as an intangible asset (primarily goodwill) and amortizing this cost using the straight-line method over 12 months. To date the Company has capitalized a total of $700,000. In effect, if all payments are made, the Company is amortizing the $1,000,000 purchase price over five years.

Arkansas Farm Bureau ACRES Service

     In October of 1997, the Company agreed to acquire the approximately 700 subscribers on the ACRES platform from the Arkansas Farm Bureau (AFB). The Company agreed to pay approximately $600 for each subscriber that converted to a DTN service. The Company converted 628 subscribers to a DTN service. In addition, the Company will pay the AFB a $6 monthly residual for the lesser of the life of the subscriber or ten years for those subscribers converting to a DTN service. The Company capitalized $376,800 as an intangible asset and is amortizing this cost using the straight-line method over eight years.

Market Information of Colorado, Inc.

     In February of 1998, DTN acquired 100 subscribers receiving real-time commodities and futures information from Market Information of Colorado, Inc.
(MIC) for $135,000 cash. The Company capitalized $133,205 as an intangible asset and is amortizing this cost using the straight-line method over eight years.

CDS Group, Inc.

In March of 1998, DTN acquired CDS Group, Inc. (CDS) for $250,000 cash and the assumption of certain liabilities. CDS is engaged in the business of marketing software for tracking bales of cotton for businesses in the cotton industry. This acquisition complements the acquisition of The Network, Inc., an electronic cotton trading network (discussed above). The Company has capitalized $337,600 as an intangible asset (goodwill) and is amortizing this cost using the straight-line method over five years.

SmartServ Online, Inc.

     In April of 1998, DTN signed an agreement to acquire exclusive rights to market the Internet based financial services information products of SmartServ Online, Inc. (SSOL) based in Stamford, CT (OTC-BB:SSOL), their Internet information distribution technology, and their subscribers for $850,000 cash plus $1,055,000 for minimum payments for the first twelve months of the contract. These services include: SmartServ Pro, now DTN.IQ, a real-time, tick-by-tick stock quote and news service, and TradeNet and BrokerNet, real-time trading and account information services for the brokerage industry. This agreement transferred the 850 subscribers using SmartServ Online to DTN. All new subscribers to these services will be DTN customers and DTN will pay SmartServ Online, Inc. an ongoing royalty based on revenues. The first year minimum payments in excess of the calculated payments has been capitalized as part of the purchase price.

     In January of 1999, the Company and SSOL signed a Letter of Intent whereby the Company would merge with SmartServ Online, Inc. and shareholders of SmartServ Online, Inc. would receive stock of the Company. The Letter of Intent had been signed by the holders of a majority of the stock of SSOL on a fully diluted basis.

     In May of 1999, the Company and SSOL agreed to forgo the proposed merger and amend certain terms and provisions of the original License Agreement dated April of 1998. Under the new terms, DTN agreed to pay additional consideration of $5,458,000 to SSOL in return for an exclusive, perpetual, worldwide license, to insure a long-term business alliance. In addition the Company received warrants to purchase 300,000 shares of the Common Stock of SmartServ at an exercise price of $8.60 per share. The Company capitalized the additional consideration as an intangible asset (goodwill) and is amortizing the amount, including the remaining unamortized amount of the $1,905,000 or $1,524,000, using the straight-line method over ten years, dating back to the original agreement date of April 1, 1998.

National Datamax, Inc.

     In June of 1998, DTN signed an agreement to acquire 100% of the capital stock outstanding of National Datamax, a software development and information services firm specializing in integrated systems for the financial information services industry. DTN has agreed to pay $3,000,000 cash, assume the assets and liabilities of National Datamax, Inc., plus pay any earn-out based upon revenue growth from quarter ending December 31, 1997, through quarter ending September 30, 1999. National Datamax is a wholly owned subsidiary of DTN and operates out of California. The Company has capitalized $3,543,295 as an intangible asset (primarily goodwill) and is amortizing this cost using the straight-line method over three to five years.

Kavouras, Inc.

     In July of 1998, DTN signed an agreement to acquire 100% of the capital stock outstanding in Kavouras, Inc. Kavouras is engaged in the development, design, manufacture, marketing and service of meteorological equipment and provides meteorological data services to government, aviation, commercial broadcast and other industries, including DTN. The Company agreed to assume the assets and liabilities of Kavouras, Inc. and pay $22,650,000 cash of which $20,650,000 was paid at closing. The remaining $2,000,000 cash will be paid out in equal $400,000 payments over the next five anniversary dates of closing to Steve Kavouras as a non-compete. Kavouras, Inc. is a wholly owned subsidiary of DTN and operates out of Minnesota under the name DTN Kavouras Weather Services. The Company has capitalized $18,208,749 as an intangible asset (primarily goodwill) and is amortizing this cost using the straight-line method over five to ten years.

     In a related transaction, in April of 1998, Kavouras signed a License Agreement with Earthwatch Communication, Inc. for the exclusive rights to use,

                                       50
market license and sell the Licensed Products of a U.S. Patent which provides a "Method for Creating a 3D Image of Terrain and Associated Weather." In conjunction with the acquisition agreement, an Assignment Agreement was signed on March 30, 1998, between Kavouras and the Company to assign this License to DTN Market Communications Group, Inc., a wholly owned subsidiary of the Company. As a result of this assignment, the Company paid $3,000,000 cash for the License Agreement with Earthwatch Communication, Inc., which is being capitalized as an intangible asset and amortized using the straight-line method over ten years.

Paragon Software, Inc.

     In March of 1999, the Company acquired Asset Growth Corporation (AGC) and the option to purchase Paragon Software, Inc. (PSI). AGC, a holding company, held an option to purchase PSI. In order to acquire PSI, DTN purchased both AGC and PSI. The Company agreed to pay $9,500,000 cash. Approximately $5,300,000 was paid in October 1998 and the remainder was paid in March 1999. The Company has capitalized $10,408,510 as an intangible asset (primarily goodwill) and is amortizing this cost using the straight-line method over three to five years.

Weather  Services  Corporation

     In December of 1998, the Company acquired 100% of the capital stock outstanding in Weather Services Corporation (WSC). WSC provides meteorological consulting and worldwide commercial weather information to Internet, newspaper, utilities, broadcasters, agribusinesses and municipalities. The Company agreed to pay $3,807,700 cash to acquire the stock and assume certain liabilities plus a warrant to purchase 20,000 shares of DTN's common stock at $34.00. The Company has capitalized $3,806,533 as an intangible asset (goodwill) and is amortizing this cost using the straight-line method over ten years. The fair value of the warrant is included in shareholder's equity.

Waterman Associates

     In January of 1999, DTN acquired Waterman Associates, a business engaged in creating, assembling, marketing and distributing information in the natural gas and electric energy industries. This information is made available to DTN subscribers as part of the DTN Natural Gas and Electric services. DTN acquired Waterman Associates for $350,000 cash. The Company has capitalized $397,000 as an intangible asset (goodwill) and is amortizing this cost using the straight-line method over five years.

FlightBrief Online Service, Inc.

     In October 1999, DTN acquired the assets of FlightBrief Online Service, Inc., an Internet weather service for the aviation industry. DTN agreed to pay $108 per converted customer, up to $367,500. At closing, $92,000 was paid to the seller and $262,500 was paid into an escrow account to be settled 100 days after the closing date based on the number of converted customers. The Company has capitalized $354,500 as an intangible asset (goodwill) and is amortizing this cost using the straight-line method over five years.

Pro Forma Financial Information

     All of the acquisitions have been accounted for using the purchase method of accounting. With the exception of National Datamax, Kavouras, PSI and WSC, the acquisitions in 1998 were primarily acquisitions of subscribers and not entire businesses. The following unaudited pro forma financial information reflects the consolidated results of operations of the Company for the fiscal years ended December 31, 1998 as though the Kavouras, National Datamax and WSC acquisitions, had occurred at the beginning of the period presented. The remaining 1998 acquisitions were deemed not material in nature to the overall operating statements of the Company, thus are excluded from the pro forma information disclosure. This proforma information has been prepared for comparative purposes only and does not necessarily represent actual operating results that may be achieved in the future or that would have occurred had the acquisition been consummated on January 1, 1998. Proforma information for 1999 would not have been significantly different from the historical results of operations.


Pro Forma December 31,                                  1998
--------------------------------------------------------------------------------

Revenues                                            $161,544,338
Loss before extraordinary item                      $ (5,684,895)
Loss per share before extraordinary item
         Basic                                      $      (0.50)
         Diluted                                    $      (0.50)


5. Investments In Securities

     As part of the SmartServ Online, Inc. amended license agreement, dated May of 1999, the Company received warrants to purchase 300,000 shares of the Common Stock of SmartServ at an exercise price of $8.60 per share. At December 31, 1999, the Common Stock of SmartServ was trading at $19.72. The Company recorded the estimated fair value of the warrants as a current investment in an available-for-sale security of $3,675,000 and also recorded other comprehensive income for the unrealized gain of $2,352,000, net of $1,323,000 in deferred income taxes. Other comprehensive income has no impact to the Company's net loss, but is included as part of shareholders' equity.

6.  Inventories

     Inventories are primarily related to the equipment sales as a result of the acquisition of Kavouras. The major classes of inventory are as follows:


December 31                       1999                     1998
--------------------------------------------------------------------------------

Raw Materials                   $   914,339              $ 2,684,857
Work-in-Process                      39,818                  728,415
Finished Goods                      526,765                  162,308
                                $ 1,480,922              $ 3,575,580


                                       51

7. Investment in Affiliate

     In December of 1999, the Company and Photon Research Associates, Inc. (PRA) formed a joint venture company, EarthScan Network, Inc. (EarthScan) to provide remote sensing images of cropland and other tools for the agricultural industry. DTN owns approximately 47% of the EarthScan stock and has a 50% voting interest. The Company accounts for EarthScan under the equity method because the Company has the ability to exercise significant influence over its operating and financial policies. The equity in loss of EarthScan was $211,976 for the year ended December 31, 1999.

8. Other Property and Equipment

     Other property and equipment are stated at cost. The respective costs of the classes of assets are as follows:



December 31,                                    1999                  1998
--------------------------------------------------------------------------------

Computer Equipment                          $  21,968,903        $  17,520,801
Software                                       10,509,485            7,149,835
Furniture, Fixtures and Other                   8,885,232            8,527,904
Leasehold improvements                          3,016,340            2,909,196
Building                                        2,481,967            2,460,486
Land                                              220,269              220,269
--------------------------------------------------------------------------------
  Total                                     $  47,082,196        $  38,788,491

9. Long Term Debt And Loan Agreements

     The Company has a revolving credit agreement, as amended, with a group of banks (the "Revolving Credit Agreement"). The Revolving Credit Agreement, which expires June 30, 2001 unless extended, provides for a total commitment of up to $122,900,000 in new borrowings. As of December 31, 1999, $55,500,000 of the total commitment had been borrowed, with the remaining $67,400,000 available to the Company subject to certain restrictions as discussed below.


December 31,                               1999                      1998
--------------------------------------------------------------------------------
Revolving Credit Agreement

    Revolving credit line               $ 55,500,000              $ 55,500,000
    Term notes                            20,875,000                34,421,875
Term Credit Agreement
    Term notes                            24,244,999                32,326,665
Note Due to Affiliate                      2,500,000                      -
--------------------------------------------------------------------------------
Total Loan Agreements                    103,119,999               122,248,540
--------------------------------------------------------------------------------
Less current portion                      24,081,667                21,628,542
--------------------------------------------------------------------------------
Total Long-Term Debt                    $ 79,038,332              $100,619,998


     Additional borrowings under the Revolving Credit Agreement are available to the Company, as long as at the time of the advance, no default exists with any of the Company loan agreements and the ratio of the Company's total borrowings to operating cash flow ("the Leverage Ratio") does not exceed thirty-six. As of December 31, 1999 based on current operating cash flow, the Company would be able to borrow $25,600,000 of the remaining $67,400,000 commitment available.

     In addition to the restrictions mentioned above with respect to advances, total debt outstanding is limited to forty-eight times monthly operating cash flow. The Company is required to maintain total stockholders' equity of at least $23,500,000 plus fifty percent (50%) of net income (but not losses) at fiscal year end through June 30, 2001. The minimum stockholders' equity required to be maintained is $24,618,040 as of December 31, 1999. The Company is required to maintain a ratio of quarterly operating cash flow to interest expense (as defined) of at least 2.25 to 1. The Company is permitted to pay cash dividends in any one year, which are, in the aggregate, less than 25% of the Company's net operating profit after taxes in the previous four quarters.

     Interest on the outstanding borrowings (prior to when the borrowings might be converted to term loans, as discussed below) is at a variable rate, depending on the ratio of the Company's total borrowings to operating cash flow (the "Leverage Ratio"). The following table outlines the "Leverage Ratio", the applicable Margin, Unused Commitment Fees and Fixed Note Margin discussed below.

                                                          Unused             Fixed
                                                        Commitment            Note
Leverage Ratio                           Margin             Fee              Margin
------------------------------------------------------------------------------------------------
greater than 42                           .250%            .375%             2.25%
greater than 36 and less than =42         .500%            .250%             2.25%
greater than 30 and less than =36         .750%            .250%             2.00%
greater than 24 and less than =30        1.000%            .250%             2.00%
greater than 18 and less than =24        1.250%            .125%             1.75%
less than                     =18        1.375%            .125%             1.75%



     The Revolving Credit Rate is the First National Bank of Omaha's "National Base Rate", minus the applicable Margin. The base rate is adjusted monthly, with the interest rate margin changed quarterly. As of December 31, 1999, the Revolving Credit Rate is 7.25%.

     The Company pays a commitment fee of 1/8 - 3/8% on the unused portion of the total revolving credit commitment based on the "Leverage Ratio". As of December 31, 1999 the commitment fee was 1/4% on all unused revolving credit commitment. In the event the total borrowings exceed 36 times Operating Cash Flow, any term note accruing interest at less than 7.5% is included in a "Trigger Event". The Company is obligated to pay the holders of such term notes a fee of 0.375% of the outstanding balance of the notes upon the occurrence of the Trigger Event and like amounts on the six month anniversary and the twelve month anniversary of the Trigger Event.

     The Company has the option to convert the outstanding revolving credit borrowings to term loans at any time, payable in forty-eight fixed principal installments, plus interest. Interest on the converted term loans is at the Company's option, a variable interest rate of 1/4% over the Revolving Credit Rate or at a fixed rate of 3/8% over the Revolving Credit Rate in effect on the date of the notice (as defined) or the applicable Fixed Note Margin (based on the "Leverage Ratio") over the average of the 3 and 5 year U. S. treasury securities, as quoted in the prior month "Federal Reserve Statistical Release", whichever is greater. Through a refinancing of Senior Subordinated Notes, as of

                                       52

March 17, 1998, the Company converted $16,000,000 of revolving credit to term notes accruing interest at the rate of 7.50% (see footnote 10). As of December 31, 1999, $55,500,000 of the total borrowings outstanding had not been converted to term loans. As of December 31, 1999, $20,875,000 of term loans were outstanding with monthly installments due up through 2002 having interest rates ranging from 7.50% to 7.865%.

     The Company has a Term Credit Agreement with a group of banks providing for an aggregate principal amount of $48,490,000 to be repaid in 72 fixed principal installments which began January 31, 1997. As of December 31,1999, the principal balance was $24,244,999 with $12,694,499 accruing at a variable interest rate of the NY prime rate less one-half of one percent, or 8.00% and the remaining $11,550,500 accruing at a fixed interest rate of 7.75%.

     In December of 1999, the Company and Photon Research Associates, Inc. (PRA) formed a joint venture company, EarthScan Network, Inc. (EarthScan). As part of this new company, DTN contributed $3,000,000 to EarthScan, which included $500,000 cash and a $2,500,000 note. This note agreement calls for periodic payments to EarthScan upon ten days written demand. Interest on the unpaid balance is at a variable rate equal to DTN's revolving credit rate currently in effect, minus two percent. This note is classified as current long-term debt as the Company expects to payoff the note during the next twelve months.


Minimum Principal Maturities of Long-Term Debt*
--------------------------------------------------------------------------------
Year Ending December 31,

2000                                         $ 24,081,667
2001                                           14,456,667
2002                                            9,081,665
--------------------------------------------------------------------------------
Total                                        $ 47,619,999
* Excluding revolving credit line.



     The revolving credit lines are classified as long-term debt since the Company has the ability and the intent to maintain these obligations for longer than one year.

     Substantially all of the Company's assets are pledged as collateral under the Company's long-term debt and loan agreements.


10.  Extraordinary item

     On March 17, 1998, the Company refinanced its Senior Subordinated Notes with 7.50% term notes with fixed principal payments plus interest. The Company recorded an extraordinary loss for the pre-payment penalty of $1,125,000 or 7.5% of the principal balance of $15,000,000 to retire the Subordinated Notes early. In addition, $557,880 of debt issuance and discount costs related to the senior subordinated notes were also recorded as an extraordinary loss in the first quarter of 1998. The extraordinary loss was reduced by a tax benefit of $606,000.

11. Income Taxes Components of the income tax (benefit) provision are as follows:

                           1999                1998                  1997
--------------------------------------------------------------------------------

Current                 $  1,323,000        $   156,000            $   115,000
Deferred                  (2,421,469)        (1,558,684)             1,056,000
--------------------------------------------------------------------------------
                        $ (1,098,469)       $(1,402,684)           $ 1,171,000


     The income tax (benefit) provision differs from the (benefit) provision at federal statutory rates for the following reasons:

                           1999                1998                  1997
--------------------------------------------------------------------------------
Federal                 $(1,634,469)        $(1,383,313)           $ 1,158,000
State Taxes                 (96,000)            (81,371)                68,000
Other                       632,000              62,000                (55,000)
--------------------------------------------------------------------------------
                        $(1,098,469)        $(1,402,684)           $ 1,171,000


     The components of deferred tax liability (asset) are as follows and is included in other assets on the balance sheet.


                                               1999                  1998
--------------------------------------------------------------------------------
Deferred Tax Assets


  Net operating loss carryforwards            $ 5,415,000          $ 8,630,000
  AMT and R&D credits                           2,022,000              860,000
  Allowance for doubtful accounts                 648,000              468,000
  Accruals and other                            1,388,000              771,000
  Total deferred tax assets                     9,473,000           10,729,000

Deferred Tax Liabilities

  Unrealized gain on investment securities    $(1,323,000)         $      -
  Depreciation                                   (991,000)          (4,910,000)
  Intangible assets                              (163,000)            (828,000)
  Other                                           (74,000)            (220,000)
  Total deferred tax liabilities               (2,551,000)          (5,958,000)

Net Deferred Tax Assets                       $ 6,922,000          $ 4,771,000


     The Company had  approximately  $15,042,000  of unused net  operating  loss
(NOL) carryforwards at December 31, 1999. The NOL carryforwards will expire in the years 2010 to 2018.

12. Capital Stock

     The Company's articles of incorporation provide for the authorization of 1,000,000 shares of $.50 par value per share preferred stock. The preferred stock, none of which has been issued, presently has no voting rights or other features, although the articles of incorporation contain provisions to adopt various features or privileges at the discretion of the Board of Directors.

     In September 1992, the Company's Board of Directors authorized the repurchase of up to 350,000 shares of the Company's outstanding common stock. The purchases are to be made from time to time in the open market or in arranged transactions at such price or prices as company officers may deem advisable. The Company has purchased 150,000 shares of outstanding common stock since September

                                       53

1992. The common stock repurchased may be used to provide shares for the Company's existing stock options and warrants outstanding.

     In June 1994, pursuant to the sale of subordinated debt, the Company issued a warrant to purchase 75,000 shares of the Company's common stock at $7.39 per share on or before June 30, 2004. During 1999, the warrant to purchase these 75,000 shares was exercised.

     In August of 1997, the Company adopted a shareholder rights plan with respect to its Common Stock, under which the Board declared a dividend distribution of one preferred shares purchase right to holders of each share of Common Stock. The rights are not exercisable until ten days after a person or group announces the acquisition of 11% or more of the Company's voting stock or announces a tender offer for 11% or more of the Company's outstanding common stock. Each right entitles the holder to purchase common stock at one half the stock's market value. The rights are redeemable at the Company's option for $.01 per Right at any time on or prior to public announcement that a person has acquired 11% or more of the Company's voting stock. The rights are automatically attached to and trade with each share of Common Stock.

     In March of 1999, the Board of Directors amended the plan for the rights to expire on March 24, 1999, therefore the rights became unexercisable.

     In  December  of  1998,  pursuant  to  the  purchase  of  Weather  Services
Corporation, the Company issued a warrant to purchase 20,000 shares of the Company's common stock at $34.00 per share on or before December 11, 2005. At December 31, 1999 the warrant to purchase 20,000 shares had not been exercised.

13. Benefit Plans

     The Company have defined contribution plans under provisions of Internal Revenue Code Section 401(k). All employees with at least one year of service may participate in the plans. The Company matches the employee's contribution up to 4% of the employee's compensation, and may make additional discretionary contributions. During 1999, 1998 and 1997, the Company contributed $1,313,000, $1,029,000 and $848,000, respectively, to the plans as matching contributions.

14. Leases

     The Company leases the right to subsidiary channel authorizations from FM radio stations and satellite network transmission capacity to broadcast the Company's information service to its subscribers. These leases are accounted for as operating leases and are for varying periods of one to ten years and contain annual renewal options for periods of up to five years.

     The Company also has various operating leases for office space, warehouse facilities and equipment. These leases expire on various dates through 2010 and generally provide for renewal options at the end of the lease. The Company is generally obligated to pay the cost of property taxes, insurance, utilities and
maintenance   on  the  leases.

     Future minimum lease payments under all non-cancelable operating leases at December 31, 1999 are as follows:

Year Ending December 31

--------------------------------------------------------------------------------

2000                                                 $ 5,700,752
2001                                                   4,961,261
2002                                                   3,457,704
2003                                                   2,495,318
2004                                                   2,052,491
2005 and after                                        12,375,609
--------------------------------------------------------------------------------
Total future minimum lease payments                  $31,043,135


     Total rent expense on all operating leases was $6,610,000, $5,920,000 and $4,842,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

15. Stock-Based Compensation

     The Company has employee and non-employee director stock option plans with aggregate limits of 2,800,000 shares for the employee plan and 210,000 shares for the non-employee director plan. The exercise price of the stock options is equal to the market value of the Company's common stock on the date of grant. The options are exercisable for a period of up to ten years from the date of grant and generally vest equally over a period of one to five years.

     At December 31, 1999, shares of the Company's authorized but unissued common stock were reserved for issuance as follows:


                                                                     Shares
--------------------------------------------------------------------------------

Employee stock option plans                                         219,287
Non-employee director plan                                           65,503
--------------------------------------------------------------------------------
Total                                                               284,790


     The Company accounts for its stock-based compensation plans under the provisions of APB 25. Accordingly, no compensation cost has been recognized for its fixed stock option plans. The effects on 1999, 1998 and 1997 net income
(loss) and income (loss) per share of accounting for stock-based compensation based on the fair value method at the grant dates consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, are shown in the pro forma information below:

Pro Forma                             1999                1998                  1997
-------------------------------------------------------------------------------------------
Net Income (Loss)
    As Reported                     $ (3,706,691)       $ (3,742,759)        $ 2,236,081
    Proforma                        $ (6,746,353)       $ (5,427,339)        $   920,827

Diluted Income (Loss) per share
    As Reported                     $      (0.32)       $      (0.33)        $      0.19
    Proforma                        $      (0.57)       $      (0.48)        $      0.08
-------------------------------------------------------------------------------------------
Fair Value Per Share                $      12.84        $      15.70         $     11.56

                                       54

     The fair value for options granted under the above mentioned plans was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                           1999           1998            1997
--------------------------------------------------------------------------------

Risk-free interest rate                    6.5 %          5.5 %           5.5 %
Dividend yield                             0.0 %          0.0 %           0.0 %
Expected volatility                       52.0 %         53.0 %          51.0 %
Expected life (years)                     5.36           4.95            5.60





The following table summarizes the stock options as of December 31, 1999, 1998, 1997:

                                              1999                               1998                               1997
                                     --------------------------       --------------------------        ----------------------------
                                               Weighted-Average                 Weighted-Average                   Weighted-Average
                                     Shares     Exercise Price        Shares     Exercise Price         Shares      Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year    1,384,377   $      14.53         1,546,432   $     10.55           1,520,810    $    9.04
Granted                               633,135   $      23.58           253,458   $     29.87             207,350    $   21.60
Exercised                            (393,927)  $      12.94          (368,992)  $      7.25            (119,644)   $    8.33
Cancelled                            (118,696)  $      28.73           (46,521)  $     22.59             (62,084)   $   14.23
                                    ------------------------------------------------------------------------------------------------
Outstanding at end of year          1,504,889   $      17.67         1,384,377   $     14.57           1,546,432    $   10.55
                                    ------------------------------------------------------------------------------------------------
Exercisable at end of year            763,755   $      11.52           895,230   $      9.48             968,834    $    7.25

The following table summarizes the stock options outstanding as of December 31, 1999:


--------------------------------------------------------------------------------------------------------------------
                                            Options Outstanding                            Options Exercisable
                          -----------------------------------------------------     --------------------------------
                             Shares       Weighted-Average     Weighted-Average       Shares        Weighted-Average
                          Outstanding      Remaining Life       Exercise Price      Exercisable      Exercise Price
--------------------------------------------------------------------------------------------------------------------
$ 0.00 -$15.50              588,278          3.8 years           $    7.66            588,278           $   7.66
$15.67 -$27.50              588,855          8.3 years           $   21.33            159,456           $  22.88
$28.00 -$41.75              327,756          9.0 years           $   29.07             16,021           $  39.91
--------------------------------------------------------------------------------------------------------------------
$ 0.00 -$41.75            1,504,889          6.7 years           $   17.67            763,755           $  11.52


16.      Earnings Per Share

     The following table shows the amounts used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential common stock. The dilutive potential common shares outstanding were 552,018 and 878,837 for 1999 and 1998, respectively, and were not included in computing diluted earnings per share because their effects were antidilutive.

                                               1999                                1998                           1997
                               -----------------------------------  ---------------------------------  -----------------------------
                                                         Per-Share                          Per-Share                      Per-Share
                                  Income      Shares      Amount      Income      Shares      Amount   Income      Shares    Amount
------------------------------------------------------------------------------------------------------------------------------------
Basic EPS
  Net Income (Loss)            $(3,706,691)  11,734,190  $(0.32)    $(3,742,759) 11,358,934  $(0.33)  $2,236,081  11,100,684   $0.20
Effect of Dilutive Securities
  Stock Options and Warrants          -            -          -            -           -          -         -        981,872       -
------------------------------------------------------------------------------------------------------------------------------------
Diluted EPS                    $(3,706,691)  11,734,190  $(0.32)    $(3,742,759) 11,358,934  $(0.33)  $2,236,081  12,082,556   $0.19


                                       55

17.      Industry Segment Data

     The Company operates in four principal industry segments - Agricultural, Weather, Financial and Energy. All segments provide comprehensive, time-sensitive information and communication services for their respective industries.

     The Agricultural segment (DTN Ag Services) provides information and services, including: agricultural market information, delayed and real time futures and options quotes and comprehensive news and weather for a variety of agribusiness industries; equipment locator and inventory management service for the farm implement dealer; weather, pricing, news and transportation information for the produce industry; and an electronic marketing system for the cotton industry.

     The Weather segment (DTN Weather Services) provides a comprehensive weather information system to meet the weather information needs of many industries including: aviation, broadcast, construction, forestry, marine, transportation, turf-related operations, emergency management and any other business relying on weather information to help carry out its operations.

     The Financial segment (DTN Financial Services) provides comprehensive information and services including; real-time quotes, news, charts and alerts for professional investors delivered via proprietary hardware, PC or over the Internet; delayed quotes, business news and economic data for the individual investor; wholesale mortgage rates and prices for the mortgage industry; and software and data services to financial planners and independent brokers.

     The Energy segment (DTN Energy Services) provides pricing information and communications services including, delayed futures and options quotes plus selected financial information for the refined fuels industry, thus linking the refiners with their customers and real-time or delayed options and futures quotes, weather, news and information for the gas and electricity industries.

     The Other segment (Other Services) is general corporate activities not attributable to a specific industry segment and other industry services not material in nature and eliminations of inter-segment activity.

     Management primarily evaluates performance of each segment based on operating cash flow (operating income before depreciation and amortization),
EBITDA. The Company does not allocate income taxes and infrequent or extraordinary items to the individual industry segments. Inter-segment revenues have been recorded at amounts approximating market. The following table summarizes additional information regarding the Company's individual industry segments:

                                    1999                1998                 1997
----------------------------------------------------------------------------------------
External revenues

   DTN Ag Services             $ 85,050,566          $ 88,313,568         $ 87,574,829
   DTN Weather Services          38,509,656            25,760,861           10,665,701
   DTN Financial Services        19,364,093            13,350,361           10,316,370
   DTN Energy Services           18,741,278            16,108,597           14,344,714
   Other Services                 4,843,009             5,452,959            3,472,738
----------------------------------------------------------------------------------------
Total                          $166,508,602          $148,986,346         $126,374,352
----------------------------------------------------------------------------------------
Inter-segment revenues
   DTN Ag Services             $       -             $       -            $       -
   DTN Weather Services           2,361,003             1,038,231                 -
   DTN Financial Services            41,603                24,611                 -
   DTN Energy Services                 -                     -                    -
   Other Services                      -                     -                    -
----------------------------------------------------------------------------------------
                                  2,402,606             1,062,842                 -
   Inter-segment Elimination     (2,402,606)           (1,062,842)                -
----------------------------------------------------------------------------------------
Total                          $       -             $       -            $       -
----------------------------------------------------------------------------------------
Operating Income
   DTN Ag Services             $ 13,869,768          $ 16,797,670         $ 18,773,860
   DTN Weather Services          (4,756,251)           (2,649,423)          (2,174,723)
   DTN Financial Services        (5,237,561)           (3,559,403)          (2,701,058)
   DTN Energy Services            7,006,227             6,282,467            5,720,451
   Other Services                (6,725,430)1         (12,708,135)2         (7,235,127)
----------------------------------------------------------------------------------------
Total                          $  4,156,753          $  4,163,176         $ 12,383,403
----------------------------------------------------------------------------------------
Depreciation and Amortization
   DTN Ag Services             $ 32,475,285          $ 33,176,299         $ 31,989,604
   DTN Weather Services          10,313,620             6,839,166            3,575,805
   DTN Financial Services         6,639,959             4,226,327            3,196,835
   DTN Energy Services            1,509,260             2,003,109            2,124,352
   Other Services                 2,789,109             2,605,721            1,428,709
----------------------------------------------------------------------------------------
Total                          $ 53,727,233          $ 48,850,622         $ 42,315,305
----------------------------------------------------------------------------------------
Interest Expense
   DTN Ag Services             $  3,369,757          $  5,813,030         $  7,554,514
   DTN Weather Services           3,550,777             1,812,353              694,197
   DTN Financial Services         1,108,229               454,981              442,381
   DTN Energy Services              165,098               158,535              184,024
   Other Services                   626,615               210,769              223,115
----------------------------------------------------------------------------------------
Total                          $  8,820,476          $  8,449,668         $  9,098,231
----------------------------------------------------------------------------------------
Operating Cash Flow (EBITDA)
   DTN Ag Services             $ 46,345,053          $ 49,973,969         $ 50,763,464
   DTN Weather Services           5,557,369             4,189,743            1,401,082
   DTN Financial Services         1,402,398               666,924              495,777
   DTN Energy Services            8,515,487             8,285,576            7,844,803
   Other Services                (3,936,321)1         (10,102,414)2         (5,806,418)
----------------------------------------------------------------------------------------
Total                          $ 57,883,986          $ 53,013,798         $ 54,698,708
----------------------------------------------------------------------------------------

[FN]

1 Includes $.7 million for non-recurring severance costs and $4.1 million on loss of sale of radar operations.
2 Includes $5.8 million for non-recurring satellite costs related to the Galaxy IV outage.


18.      Subsequent Event

     On March 3, 2000, the Company entered into a definitive agreement with Veronis, Suhler & Associates Communications Partners III, L.P. (VS&A III) whereby VS&A III will make a tender offer to all of the Company's shareholders at a price of $29.00 per share. The tender offer is subject to the tender of at least 90% of the outstanding shares as of March 1, 2000. If less than 90% of the outstanding shares are tendered, the Company will merge with an affiliate of VS&A III at the same per share price. Closing of the transaction is subject to government and shareholder approvals and other customary conditions, and is expected to occur during the second quarter of 2000.

                                       56

Quarterly Financial Data (Unaudited)
Years ended December 31, 1999 and 1998

--------------------------------------------------------------------------------------------------------------------------------
Quarter                                         First            Second            Third             Fourth              Total
------------------------------------------------------------------------------------------------------------------------------------
Fiscal 1999
Revenues                                    $ 41,684,017      $ 41,152,494      $ 41,509,078      $ 42,163,013      $ 166,508,602
Operating Income (Loss)                     $  1,277,603 4    $  2,281,912      $  2,212,134      $ (1,614,896) 5   $   4,156,753
Net Loss                                    $   (769,458)4    $   (202,532)     $   (193,139)     $ (2,541,562) 6   $  (3,706,691)

Basic Loss Per Share                        $       (.07)     $       (.02)     $       (.02)     $      (0.21)     $       (0.32)
Diluted Loss Per Share                      $       (.07)     $       (.02)     $       (.02)     $      (0.21)     $       (0.32)

Operating Cash Flow1                        $ 14,577,356 4    $ 15,722,212      $ 15,672,486      $ 11,911,932 5    $  57,883,986
Free Cash Flow2                             $  6,156,145 4    $  7,982,155      $  5,960,391      $  5,764,980 5    $  25,863,671
Total Subscribers                                163,900           165,100           165,400           166,900            166,900
------------------------------------------------------------------------------------------------------------------------------------
Fiscal 1998
Revenues                                    $ 34,425,147      $ 34,797,482      $ 39,733,540      $ 40,030,177      $ 148,986,346
Operating Income                            $  3,701,311      $ (3,030,844)     $  2,124,238      $  1,368,471      $   4,163,176
Income (Loss) Before Extraordinary Item     $  1,087,406      $ (3,076,542)     $      9,987      $   (686,730)     $  (2,665,879)
Net Income (Loss)                           $     10,526 7    $ (3,076,542) 8   $      9,987      $   (686,730)     $  (3,742,759)

Basic Income (Loss) Per Share3
  Income (Loss) before extraordinary item   $       0.10      $      (0.27)     $       -    9    $      (0.06)     $       (0.24)
  Net Income (Loss)                         $       -    9    $      (0.27)     $       -    9    $      (0.06)     $       (0.33)
Diluted Income (Loss) Per Share3
  Income (Loss) before extraordinary item   $       0.10      $      (0.27)     $       -    9    $      (0.06)     $       (0.24)
  Net Income (Loss)                         $       -    9    $      (0.27)     $       -    9    $      (0.06)     $       (0.33)

Operating Cash Flow1                        $ 14,784,727      $ 8,581,3387      $ 15,028,263      $ 14,619,470      $  53,013,798
Free Cash Flow2                             $  6,686,972      $ (2,755,689)     $  4,731,786      $  6,755,842      $  15,418,911
Total Subscribers                                160,400           160,100           158,400           159,300            159,300


[FN]

1    Operating income before depreciation and amortization expense.
2 Operating cash flow less property and equipment capital expenditures and interest.
3 Net income per share for each of the four quarters may not agree to net income per share for the year due to rounding.
4 Includes $735,828 on a pre-tax basis and $470,930 on an after tax basis for non-recurring severance costs.
5    Includes  $4,121,319  on  a  pre-tax  basis  for  loss  on  Sale  of  Radar
     Operations.
6    Includes  $4,121,319  and $211,976 on a pre-tax  basis and  $2,637,644  and
     $135,665 on an after tax basis for loss on sale of radar business and equity in loss of affiliate.
7 Includes an Extraordinary item, net of tax $1,076,880 for the early extinguishment of $15,000,000 11.25% Senior Subordinated Notes due December 2004.
8 Includes $5,800,000 on a pre-tax basis and $3,716,000 on an after tax basis for non-recurring costs related to Galaxy IV outage.
9    Less than one cent per share.



Trading Information
--------------------------------------------------------------------------------
                              Market Price 1999            Market Price 1998
                           -----------------------      -----------------------
Quarter Ended              High     Low       Last      High     Low      Last

  March 31                33 1/4   16 1/8   23 7/8     38 1/2   26 1/4   34 1/2
  June 30                 28 3/8   20       28 1/8     46       34 3/4   40
  September 30            28 5/16  23 9/16  24 15/16   40 1/2   24       30
  December 31             26 3/4   16 1/2   17 1/4     35       22 1/4   28 7/8

     The Company's common stock trades on the Nasdaq Stock Market under the symbol: DTLN. On December 31, 1999, there were approximately 500 stockholders of record, not including beneficial holders whose shares are held in names other than their own.



                                       57

Board of Directors

Peter H. Kamin                                     Joseph F. Mazzella
President, Non-Executive Chairman of the Board     Partner
Peak Management, Inc.                              Law Firm of Lane Altman
                                                     & Owens LLC
                                                   Director
Jay H. Golding                                     Alliant Techsystem, Inc.
Chairman and Chief Executive Officer               Insurance Auto Auctions, Inc.
American International Partners, LLC
Director                                           Greg T. Sloma
Bogan Aerotech                                     President
                                                   Chief Operating Officer
Anthony S. Jacobs                                  Data Transmission Network
Private Investor                                   Corp.

David K. Karnes                                    Roger W. Wallace
President                                          Senior Vice President
Chief Executive Officer                            President, Ag Services Div.
The Fairmont Group Inc.                            Data Transmission Network
Of Counsel, Kutak Rock law firm                    Corp.




Corporate Officers

Greg T. Sloma                                   William R. Davison
President                                       Vice President
Chief Operating Officer                         President, Ag Services

Brian L. Larson                                 Scott A. Fleck
Senior Vice President                           Vice President
Chief Financial Officer and                     Director of Engineering
Secretary
                                                Daniel A. Petersen
James J. Marquiss                               Corporate Controller and
Senior Vice President                           Treasurer
Director of Business Research and
Product Development                             Joseph A. Urzendowski
                                                Vice President, Operations
Roger W. Wallace
Senior Vice President
President, Ag Services Division

Charles R. Wood
Senior Vice President
President, Financial Services Division
                                       58

Investor Information

Corporate Headquarters
Data Transmission Network Corporation
9110 West Dodge Road, Suite 200
Omaha, NE 68114

(402) 390-2328
www.dtn.com

Independent Auditors
Deloitte & Touche LLP

Stock Transfer Agent
First National Bank of Omaha
Attn: Corporate Trust Services
One First National Center
Omaha, Nebraska 68102

Annual Shareholders Meeting
The annual shareholders meeting is scheduled for Wednesday,  April 26, 2000.

Form 10-K
A copy of the company's form 10-K filed with the securities and exchange commission is available without charge upon written request to:

Secretary
Data Transmission Network Corporation
9110 West Dodge Road, Suite 200
Omaha, Nebraska 68114

Dividends
The Company has never paid any dividends and has no present intention of so doing. Payment of cash dividends in the future, if any, will be determined by the Board of Directors in light of the Company's earnings, financial condition and other relevant considerations.

                                       59
                                     -351-